ANNUAL REPORT 2001

ULTRALIFE®
BATTERIES INC.

Profile

Ultralife Batteries, Inc. is the world's leading developer, manufacturer, and marketer of the widest range of customized and standard lithium primary and polymer rechargeable batteries for diverse applications. Ultralife manufactures high-energy batteries utilizing state-of-the-art lithium technology. Our primary (non-rechargeable) lithium batteries are used in a wide variety of consumer, industrial, and military products and our advanced polymer rechargeable batteries are suitable for applications including cellular telephones, wireless products, computing devices, aerospace applications and many other portable electronic products. Ultralife is committed to total quality in our world-class, ISO 9001 manufacturing facilities located in the US and UK. Ultralife has a presence in Asia through its manufacturing partner Ultralife Taiwan, Inc.

Power Solutions

Ultralife provides our customers with portable power solutions that meet or exceed their requirements. The ability to deliver directly from our broad line of standard batteries provides our customers with timely, cost-effective solutions to many of their power needs. Our product line includes: 9-volt, HiRate Cylindrical and Pouch, Thin Cell, Polymer Rechargeable and Seawater-Activated batteries. And, in the event a standard battery doesn't meet an application need, our experienced engineers provide custom-designed power solutions that can be quickly and economically produced utilizing Ultralife's modern, flexible manufacturing systems.

The Ultralife Technology Advantage

Lithium-Manganese Dioxide technology (Li/MnO_2) for primary batteries and Polymer technology for rechargeable batteries are rapidly becoming the preferred choices for powerful, safe and dependable batteries in military, industrial and consumer applications. Benefits of these technologies include:

Primary Li/MnO_2 Batteries

- Higher energy density than most other battery chemistries
- Safer than other lithium chemistries
- 10-year shelf life
- Light weight
- Easy disposal

Ultralife Polymer™ Rechargeable Batteries

- Higher energy density for more power
- Outlasts NiMH and NiCd batteries
- Lighter than other rechargeable batteries
- Safer – all-solid design with no caustic liquids
- Customizable

Our Markets

Ultralife lithium primary and Polymer rechargeable batteries are ideally suited for applications requiring powerful, lightweight, safe, dependable, long-life batteries. Markets benefiting from Ultralife batteries include:

Automotive	Telematics (HiRate Cylindrical and Pouch)
Cellular/Portable Phone	Cell phones and telephone headsets (Polymer)
Communications	Radio-frequency ID tags, modems, hand-held scanners (Polymer, Thin Cell)
Computing	PDA's, ebooks, tablet and notebook computers (Polymer)
Medical	Bone growth stimulators, blood analyzers, telemetry systems, automated external defibrillators (9-volt, HiRate Cylindrical and Pouch)
Military	Communications, thermal imaging, weapons (HiRate Cylindrical and Pouch, Polymer)
Music/Audio	Microphones, pre-amps, effects pedals (9-volt)
Search & Rescue	Emergency beacons, radios (HiRate Cylindrical)
Security	Wireless transmitters, smoke alarms, passive infrared motion detectors, glass-break detectors, keypads (9-volt)
Smoke Alarm	Consumer and commercial smoke alarms (9-volt)
Utility/Municipality	Power line auto reclosers, pipeline inspection gauges, parking meters, fare collection tags (HiRate Cylindrical, 9-volt, Thin Cell)

To our shareholders:

Fiscal year 2001 was a year in which we made progress on our initiatives and achieved a number of significant accomplishments. We introduced numerous new products, increased our penetration in targeted markets, lowered manufacturing costs and proved that we have the ability to respond quickly to new opportunities. We also strengthened our manufacturing, marketing and sales teams with the addition of experienced personnel.

In fiscal 2001, total revenues for the Company were $24.2 million, down slightly from last fiscal year due to the planned phase out of some technology contracts. Battery sales revenue showed a slight growth from fiscal 2000. Although we grew sales in most of our targeted markets, 9-volt growth was slowed by inventory corrections by OEM smoke alarm customers. Although eventually renewed as anticipated, we were also affected by the delay in the renewal of a major government contract for one of our UK products.

Our primary battery manufacturing operations in the US and UK made significant progress in lowering manufacturing costs through lean manufacturing initiatives. These initiatives decreased overall costs by streamlining and increasing the efficiency of many processes, shortening throughput times and reducing scrap and inventory. We also improved response time on orders to one week or less. A significant number of new products were introduced to expand our offerings in the military market segment. We were successful in obtaining a major contract for our BA-5368/U cylindrical cell for military radio battery packs. Thanks to our experienced and nimble engineering and manufacturing teams, we developed this new product and initiated production in record time. This contract contains a provision for significant additional orders over the next year.

We also received a large follow-on order from the UK Ministry of Defence as a result of our ability to meet demanding performance and delivery requirements. This order coincides with the placement of several additional orders for customized battery packs. The ability to manufacture customized batteries is a very important capability of our UK facility and has provided significant opportunities. Finally, our 9-volt battery continues to be the preferred power source of major smoke alarm manufacturers for their long-life smoke alarm products. With the only standard lithium 9-volt battery in the marketplace, we have also grown our business in the medical, utility/municipality, music/audio and other markets.

Over the past year we increased our Polymer battery manufacturing capabilities with the addition of new manufacturing equipment, and significantly expanded our product offerings. This major extension provides Ultralife with a broad Polymer rechargeable battery product line. Our unique ability to rapidly prototype and enter volume manufacturing with customized Polymer batteries provides Ultralife with distinct competitive advantages in rapidly-paced markets such as communications, computing, medical, security, military and aerospace. These advantages were clearly demonstrated with the award of a contract to provide batteries for the newly introduced ArialPhone™ voice-activated wireless communication product.

In fiscal year 2001, Ultralife established itself as a leader in batteries for back-up power for Telematics systems. Ultralife HiRate™ cylindrical batteries manufactured in our UK facility are a key component in the new Volvo On-Call post-crash Telematics system. The automotive Telematics market is poised for rapid expansion with the number of vehicles equipped with Telematics systems expected to dramatically increase to over 20 million cars and light trucks by the year 2006.

Over the past several years, the Company has devoted a substantial portion of its resources to research and development of products, particularly for our proprietary Polymer rechargeable technology. Over the past year we have transitioned some of our R&D activity to production, but we plan to continue our commitment to research and development and will make the investments necessary to keep our products on the forefront of market competitiveness.

Over this past year, the continuing efforts to strengthen our sales and marketing teams have provided us with face-to-face coverage in important growth markets resulting in improved relationships and opportunities. Our focus on manufacturing efficiency is improving margins and providing the competitive advantage of shorter lead times. And, by focusing on and anticipating our customers' needs, we've broadened our product line and developed flexible manufacturing capabilities to provide increased value. All of the efforts this past year have provided the necessary momentum to realize significant growth in the major areas of our business next year and into the future. The positive momentum we gained this year can, we believe, propel Ultralife into a positive cash flow position and profitability by the end of fiscal year 2002.

My final message in last year's annual report was that Ultralife had been positioned to address emerging opportunities. While we have had to exercise patience in how long it has taken for markets like Telematics to develop and for Polymer applications to get to market, we know that we are well prepared for the inevitable development of these markets and applications. In addition, we are placing greater emphasis on expanding our military battery offerings to capitalize on growing demand in this market. In fiscal 2002 we expect to play a significant role in supplying miltary batteries.

I want to thank our shareholders and customers for their continued confidence and loyalty. And I want to thank our employees for their ingenuity, dedication and hard work. There is still much to be accomplished and our business is moving in the right direction.

Sincerely,

John D. Kavazanjian
President and Chief Executive Officer

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

/X/ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2001

Commission file number 0-20852

ULTRALIFE BATTERIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	16-1387013
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2000 Technology Parkway, Newark, New York	14513
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (315) 332-7100

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, par value $0.10 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

On August 31, 2001, the aggregate market value of the Common Stock of Ultralife Batteries, Inc. held by non-affiliates of the Registrant was approximately $50,721,983 based upon the closing price for such Common Stock as reported on the NASDAQ National Market System on August 31, 2001.

As of September 14, 2001, the Registrant had 12,263,866 shares of Common Stock outstanding.

Documents Incorporated by Reference.

Part III Ultralife Batteries, Inc. Proxy Statement. With the exception of the items of the Proxy Statement specifically incorporated by reference herein, the Proxy Statement is not deemed to be filed as part of this Report on Form 10-K.

TABLE OF CONTENTS

PART I

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This report contains certain forward-looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to management. The statements contained in this report relating to matters that are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, future demand for the Company's products and services, the successful commercialization of the Company's advanced rechargeable batteries, general economic conditions, government and environmental regulation, competition and customer strategies, technological innovations in the primary and rechargeable battery industries, changes in the Company's business strategy or development plans, capital deployment, business disruptions, including those caused by fire, raw materials supplies, environmental regulations, and other risks and uncertainties, certain of which are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, estimated or expected. See Risk Factors in Item 7.

ITEM 1. BUSINESS

General

Ultralife Batteries, Inc. (the "Company") develops, manufactures and markets a wide range of standard and customized primary lithium and polymer rechargeable batteries for use in a wide array of applications. The Company believes that its proprietary technologies allow the Company to offer batteries that are ultra-thin, lightweight and generally achieve longer operating time than many competing batteries currently available. To date, the Company has focused on manufacturing a family of lithium primary batteries for consumer, industrial, and military applications which it believes is one of the most comprehensive lines of lithium manganese dioxide primary batteries commercially available. The Company has introduced its advanced polymer rechargeable batteries which are based on its proprietary technology for use in portable electronic applications.

The Company reports its results in four operating segments: Primary Batteries, Rechargeable Batteries, Technology Contracts and Corporate. The Primary Batteries segment includes 9-volt, cylindrical and various specialty batteries. The Rechargeable Batteries segment consists of the Company's polymer rechargeable batteries. The Technology Contracts segment includes revenues and related costs associated with various government and military development contracts. The Corporate segment consists of all other items that do not specifically relate to the three other segments and are not considered in the performance of the other segments.

Primary Batteries

The Company manufactures and markets a family of lithium-manganese dioxide (Li/MnO_2) primary batteries including 9-volt, 3-volt, C, 1 ¼ C and D configurations, thin cell, custom pouch batteries, and magnesium silver-chloride seawater-activated batteries. Some applications of the Company's primary batteries include smoke detectors, home security systems, intensive care monitors and military portable communications devices. The Company's high rate lithium batteries are sold to OEMs primarily for the military and industrial markets for use in a variety of applications including automotive telematics, emergency radio beacons, search and rescue transponders, and other specialty instruments and applications. The Company also manufactures seawater-activated batteries for specialty marine applications. The Company believes that the materials used in, and the chemical reactions inherent to, lithium batteries provide significant advantages over other currently available primary battery technologies which advantages include lighter weight, longer operating time, longer shelf life, and a wider operating temperature range. The Company's primary batteries also have relatively flat voltage profiles, which provide stable power. Conventional primary batteries, such as alkaline, have sloping voltage profiles, which result in decreasing power outage during discharge. While the price for the Company's lithium batteries is generally higher than alkaline batteries, the increased energy per unit of weight and volume of the Company's lithium batteries will allow longer operating time and less frequent battery replacements for the Company's targeted applications.

Revenues for this segment in fiscal year 2001 were $22.1 million and segment contribution was $0.4 million. See Management's Discussion and Analysis of Financial Condition and Results of Operations and the 2001 Consolidated Financial Statements and Notes thereto for additional information.

Rechargeable Batteries

The Company believes that its polymer rechargeable battery technology provides substantial benefits, including the ability to design and produce lightweight cells in a variety of custom sizes, shapes,
and thickness (as thin as 0.9 millimeter). As a result of significantly increased efforts to work closely with OEMs to get the Company's rechargeable batteries designed into new products, the Company expects that sales of rechargeable batteries will account for a substantially greater percentage of total revenue in the next few years.

The global small cell rechargeable batteries market was approximately $5.5 billion in 2000 and is expected to grow to over $6 billion by 2003. The widespread use of a variety of portable consumer electronic products such as notebook computers and cellular telephones has resulted in large and growing markets for rechargeable batteries. These electronic products are placing increasing demands on existing battery technologies to deliver greater amounts of energy through efficiently designed, smaller and lighter batteries. In some cases, current battery capabilities are a major limitation in the development of next generation electronic products. The Company believes that its proprietary technology can provide substantial benefits over other available rechargeable battery systems.

Revenues for this segment in fiscal year 2001 were $0.4 million and segment contribution was a loss of $7.6 million. See Management's Discussion and Analysis of Financial Condition and Results of Operations and the 2001 Consolidated Financial Statements and Notes thereto for additional information.

Technology Contracts

On a continuing basis, the Company seeks to fund part of its efforts to identify and develop new applications for its products and to advance its technologies through contracts with both government agencies and third parties. The government sponsors research and development programs designed to improve the performance and safety of existing battery systems and to develop new battery systems. The Company has been successful in obtaining awards for such programs for both rechargeable and primary battery technologies.

Revenues for this segment in fiscal year 2001 were $1.7 million and segment contribution was $0.2 million. Revenues in this segment are expected to continue to decline as certain non-renewable government contracts wind down. See Management's Discussion and Analysis of Financial Condition and Results of Operations and the 2001 Consolidated Financial Statements and Notes thereto for additional information.

Corporate

The Company allocates revenues, cost of sales, research and development expenses and gains on fires from insurance proceeds across the above business segments. The balance of income and expense, including selling, general and administration expenses, interest income and expense, gains on sale of securities and other net expenses, and its minority interest in Ultralife Taiwan, Inc. are reported in the Corporate segment.

There were no revenues for this segment in fiscal year 2001 and segment contribution was a loss of $8.0 million. See Management's Discussion and Analysis of Financial Condition and Results of Operations and the 2001 Consolidated Financial Statements and Notes thereto for additional information.

History

The Company was formed in December 1990. In March 1991, the Company acquired certain technology and assets from Eastman Kodak Company ("Kodak") relating to its 9-volt lithium-manganese dioxide primary battery. During the initial 12 months of operation, the Company directed its efforts towards reactivating the Kodak manufacturing facility and performing extensive tests on the Kodak 9-volt battery. These tests demonstrated a need for design modifications, which, once completed, resulted in a battery with improved performance and shelf life. In June 1994, the Company's subsidiary, Ultralife Batteries (UK) Ltd., acquired certain assets of the Dowty Group PLC ("Dowty"). The Dowty acquisition provided the Company with a presence in Europe, manufacturing facilities for high rate lithium and seawater-activated batteries and a team of highly skilled scientists with significant lithium battery technology expertise. Ultralife (UK) further expanded its operations through its acquisition of certain assets and technologies of

Accumulatorenwerke Hoppecke Carl Zoellner & Sohn GmbH & Co. ("Hoppecke") in July 1994. In December 1998, the Company announced a venture with PGT Energy Corporation ("PGT"), together with a group of investors, to produce the Company's polymer rechargeable batteries in Taiwan. During fiscal 2000, the Company provided the venture, Ultralife Taiwan, Inc. ("UTI"), with proprietary technology and other consideration in exchange for approximately a 46% interest in the joint venture. Due to stock grants to certain UTI employees in fiscal 2001, the equity interest was reduced to 41%.

Since its inception, the Company has concentrated significant resources on research and development activities related to polymer rechargeable batteries. The Company has a segment that produces advanced rechargeable batteries using automated custom-designed equipment. Over the past few years, the Company expanded its product offering of lithium primary and polymer rechargeable batteries.

As used in this Report, unless otherwise indicated the terms "Company" and "Ultralife" include the Company's wholly-owned subsidiary, Ultralife (UK) Ltd.

Products and Technology

A battery is an electrochemical apparatus used to store and release energy in the form of electricity. The main components of a conventional battery are the anode, cathode, separator and an electrolyte, which can be either a liquid or a solid. The separator acts as an electrical insulator, preventing electrical contact between the anode and cathode inside the battery. During discharge of the battery, the anode supplies a flow of electrons, known as current, to a load or device outside of the battery. After powering the load, the electron flow reenters the battery at the cathode. As electrons flow from the anode to the device being powered by the battery, ions are released from the cathode, cross through the electrolyte and react at the anode.

Primary Batteries

A primary battery is used until discharged and then discarded. The principal competing primary battery technologies are carbon-zinc, alkaline and lithium. The Company's primary battery products, exclusive of its seawater-activated batteries, are based on lithium-manganese dioxide technology. The following table sets forth the performance characteristics of battery technologies that the Company believes represent its most significant current or potential competition for its 9-volt and high-rate lithium batteries.

Comparison of Primary Battery Technologies

Technology	Energy Density Wh/kg	Energy Density Wh/l	Discharge Profile	Shelf Life (years)	Operating Temperature Range (°F)
9-Volt Configurations:					
Carbon-zinc (1)	22	40	Sloping	1 to 2	23 to 113
Alkaline (1)	65	143	Sloping	4 to 5	-4 to 130
Ultralife lithium-manganese dioxide (2)	262	406	Flat	up to 10	-40 to 160
High Rate Cylindrical: (3)					
Alkaline (1)	59	160	Sloping	4 to 5	-4 to 130
Lithium-sulfur dioxide (1)(4)	260	430	Flat	10	-40 to 160
Lithium thionyl-chloride (2)(4)	250-300	650-700	Flat	10	-40 to 160
Ultralife lithium-manganese dioxide (2)	228	510	Flat	10	-40 to 160

(1) Data compiled from industry sources and sales literature of other battery manufacturers or derived therefrom by the Company.

(2) Results of tests conducted by the Company.

(3) Data for equivalent D-size cells.

(4) The Company believes that these batteries are limited in application due to health, safety and environmental risks associated therewith.

Energy density refers to the total amount of electrical energy stored in a battery divided by the battery's weight and volume, as measured in watt-hours per kilogram and watt-hours per liter, respectively. Higher energy density translates into longer operating times for a battery of a given weight or volume and, therefore, fewer replacement batteries. Discharge profile refers to the profile of the voltage of the battery during discharge. A flat discharge profile results in a more stable voltage during discharge of the battery. High temperatures generally reduce the storage life of batteries, and low temperatures reduce the battery's ability to operate efficiently. The inherent electrochemical properties of lithium batteries result in improved low temperature performance and an ability to withstand relatively high temperature storage.

The Company's primary battery products are based primarily on lithium-manganese dioxide technology. The Company believes that materials used in, and the chemical reactions inherent to, the lithium batteries provide significant advantages over currently available primary battery technologies which include lighter weight, longer operating time, longer shelf life, and a wider operating temperature range. The Company's primary batteries also have relatively flat voltage profiles, which provide stable power. Conventional primary batteries, such as alkaline, have sloping voltage profiles, which result in decreasing power outage during discharge. While the price for the Company's lithium batteries is generally higher than commercially available alkaline batteries produced by others, the Company believes that the increased energy per unit of weight and volume of its batteries will allow longer operating time and less frequent battery replacements for the Company's targeted applications. Therefore, the Company believes that its primary batteries are price competitive with other battery technologies on a price per watt hour basis.

9-Volt Lithium Battery. The Company's 9-volt lithium battery delivers a unique combination of high energy and stable voltage, which results in a longer operating life for the battery and, accordingly, fewer battery replacements. While the Company's 9-volt battery's price is generally higher than conventional 9-volt carbon-zinc and alkaline batteries, the Company believes the enhanced operating performance and decreased costs associated with battery replacement make the Ultralife 9-volt battery more cost effective than conventional batteries on a cost per watt-hour basis.

The Company currently markets its 9-volt lithium battery to consumer retail and OEM markets, including manufacturers of safety and security systems such as smoke alarms, medical devices and other electronic instrumentation. Applications for which the Company's 9-volt lithium battery are currently sold include:

Safety and Security Equipment	Medical Devices	Specialty Instruments
Smoke alarms	Bone growth stimulators	Garage door openers
Wireless alarm systems	Telemetry equipment	Electronic meters
Tracking devices	Portable blood analyzers	Hand-held scanners
Transmitters/receivers	Ambulatory Infusion Pumps	Wireless electronics

The Company currently sells its 9-volt battery to Fyrnetics, Inc., Maple Chase, and First Alert® for long-life smoke alarms, to Philips Medical Systems, Siemens Medical Systems, Inc., i-STAT Corp. and Orthofix for medical devices, and to ADT and Interactive Technologies, Inc. for security devices. Fyrnetics, Inc. and Maple Chase have introduced long life smoke alarms powered by the Company's 9-volt lithium battery, offered with a limited 10 year warranty. The Company also manufactures its 9-volt lithium battery under private label for Energizer, Sonnenschein Lithium GmbH and Telenot in Germany, as well as Uniline in Sweden. Additionally, the Company sells its 9-volt battery to the broader consumer market by establishing relationships with national and regional retail chains such as Sears, Radio Shack, Fred Meyer, Inc., TruValue, Chase Pitkin, Ace Hardware, and a number of catalogs.

The Company believes that its 9-volt lithium battery market has expanded as a result of a state law enacted in Oregon. The Oregon statute required that, as of June 23, 1999, all battery-operated ionization-type smoke alarms sold in that state must include a 10-year battery. Similar legislation was passed by the New York State Senate that would also require all ionization-type smoke alarms operated solely by a battery to include a battery that lasts 10 years. The Company believes that it manufactures the only standard size 9-volt battery warranted to last 10 years when used in smoke alarms. The Company believes that its current manufacturing capacity is adequate to meet customer demand. However, with increased legislative activity, demand could exceed current capacity, and therefore, additional capital equipment would be required to meet these new needs.

High Rate Lithium Batteries. The Company markets a wide range of high rate primary lithium batteries in various sizes and voltage configurations. The Company currently manufactures a range of high rate lithium cells which are sold and packaged into multi-cell battery packs. The Company believes that its high rate lithium cells, based on its proprietary lithium-manganese dioxide technology, are the most advanced high rate lithium power sources currently available. The Company also markets high rate lithium batteries using cells from other manufacturers in other sizes and voltage configurations in order to offer a more comprehensive line of batteries to its customers.

The Company markets its line of high rate lithium cells and batteries to the OEM market for industrial, military, automotive telematics and search and rescue applications. Significant industrial applications include pipeline inspection equipment, autoreclosers and oceanographic devices. Among the military uses are manpack radios, night vision goggles and thermal imaging equipment. Search and rescue applications include ELT's (Emergency Location Transmitters) for aircraft and EPIRB's (Emergency Position Indicating Radio Beacons) for ships.

The market for high rate lithium batteries has been dominated by lithium thionyl chloride and lithium sulphur dioxide which possess liquid cathode systems. However, there is an increasing market share being taken by lithium manganese dioxide, a solid cathode system, because of its superior performance and safety. The Company believes that its high rate lithium manganese dioxide batteries offer a combination of performance, safety and environmental benefits which will enable it to gain an increasing share of this market.

Seawater-activated Batteries. The Company produces a variety of seawater-activated batteries based on magnesium-silver chloride technology. Seawater-activated batteries are custom designed and manufactured to end user specifications. The batteries are activated when placed in salt water, which acts as the electrolyte allowing current to flow. The Company manufactures seawater-activated batteries at the Abingdon, England facility and markets them to naval and other specialty OEMs.

BA-5372/BA-5368 Batteries. The Company's BA-5372 battery is a cylindrical 6-volt lithium-manganese dioxide battery which is used for memory back-up in specialized mobile communication equipment. This battery offers a combination of performance features suitable for military applications including high energy density, lightweight, long shelf life and ability to operate in a wide temperature range.

The Company's BA-5368 battery is a 3-volt cylindrical battery and is used in survival radios to pilots after they have been ejected from or crash-landed their planes. This battery is used by the U.S. military and other military organizations around the world.

Pouch Cell Lithium Batteries. The Company has developed a pouch cell lithium battery. The pouch cell is a 3-volt, wound, rectangular-shaped, high-rate cell configured for packaging in a compact, lightweight laminated foil pouch. Based on the Company's lithium-manganese dioxide chemistry, the pouch cell, with solid cathode construction, is a non-pressurized, non-toxic system that is considered safer than liquid cathode systems. The pouch technology provides flexibility with a lightweight thin battery having high energy density. The Company's lithium technology provides these batteries with a long shelf life and eliminates voltage delay even after prolonged storage.

Thin Cell Batteries. The Company has developed a line of lithium-manganese dioxide primary batteries, which are called Thin Cell batteries. The Thin Cell batteries are flat, light weight, flexible and can be manufactured to conform to the shape of the particular application. The Company is currently offering two configurations of the Thin Cell battery, which range in capacity from 160 milliampere-hours to 1,000 milliampere-hours. The Company is currently marketing these batteries to OEMs for applications such as identification tags and theft detection systems.

Rechargeable Batteries

In contrast to primary batteries, after a rechargeable battery is discharged, it can be recharged and reused many times. Generally, discharge and recharge cycles can be repeated hundreds of times in rechargeable batteries, but the achievable number of cycles (cycle life) varies among technologies and is an important competitive factor. All rechargeable batteries experience a small, but measurable, loss in energy with each cycle. The industry commonly reports cycle life in number of cycles a battery can achieve until 80% of the battery's initial energy capacity remains. In the rechargeable battery market, the principal competing technologies are nickel-cadmium, nickel-metal hydride and lithium-based batteries. Rechargeable batteries generally can be used in many primary battery applications, as well as in applications such as portable computers, cellular telephones and other consumer products.

Three important parameters for describing the performance characteristics of a rechargeable battery suited for today's portable electronic devices are design flexibility, energy density and cycle life. Design flexibility refers to the ability of rechargeable batteries to be designed to fit a variety of shapes and sizes of battery compartments. Thin profile batteries with prismatic geometry provide the design flexibility to fit the battery compartments of today's electronic devices. Energy density refers to the total electrical energy per unit volume stored in a battery. High energy density batteries generally are longer lasting power sources providing longer operating time and necessitating fewer battery recharges. Lithium batteries, by the nature of their electrochemical properties, are capable of providing higher energy density than comparably sized batteries that utilize other chemistries and, therefore, tend to consume less volume and weight for a given energy content. Long cycle life is a preferred feature of a rechargeable battery because it allows the user to charge and recharge power many times before noticing a difference in performance.

The Company's advanced rechargeable battery is based on proprietary polymer technology. The battery is composed of ultra-thin and flexible components including a metallic oxide cathode, a carbon anode and a polymer electrolyte. The Company believes that users of portable consumer electronic products such as notebook computers and cellular telephones are seeking smaller and lighter products that require less frequent recharges while providing the same or additional energy. The Company believes that its technology is attractive to OEMs of such products since the use of a flexible polymer electrolyte, rather than a liquid electrolyte, reduces the battery's overall weight and volume, and allows for increased design flexibility in conforming batteries to the variety of shapes and sizes required for portable consumer products.

Energy density refers to the total amount of electrical energy stored in a battery divided by the battery's weight and volume as measured in watt-hours per kilogram and watt-hours per liter, respectively. High energy density and long achievable cycle life are important characteristics for comparing rechargeable battery technologies. Greater energy density will permit the use of batteries of a given weight or volume for a longer time period. Accordingly, greater energy density will enable the use of smaller and lighter batteries with energy comparable to those currently marketed. Long achievable cycle life, particularly in combination with high energy density, is suitable for applications requiring frequent battery rechargings, such as cellular telephones and portable computers.

In addition to the performance advantages described above, there is a significant difference between rechargeable batteries, which are based on the lithium-ion liquid electrolyte technology, and the technology used in the Company's advanced rechargeable batteries. Liquid lithium-ion cells use a flammable liquid electrolyte that is contained within a cylindrical or prismatic metal housing. Under abusive conditions, where internal battery temperatures may become extremely high, significant pressure may build within these cells which can cause these cells to vent and release liquid electrolyte into the environment. For various reasons, flames may result. The Company's advanced rechargeable batteries utilize a polymer electrolyte that is bound within the pores of the cell materials and, thus, leakage is avoided. Moreover, because the cell does not require pressure to maintain the contact between the electrodes, the cells do not require a metal housing. Rather, they are packaged within a thin foil laminate.

Sales and Marketing

The Company sells its current products directly to OEMs in the U.S. and abroad and has contractual arrangements with sales representatives who market the Company's products on a commission basis in particular areas. The Company also distributes its products through domestic and international distributors and retailers that purchase batteries from the Company for resale. The Company employs a staff of sales and marketing personnel in the U.S., England and Germany. See Note 11 of the Consolidated Financial Statements. The Company's sales are generated primarily from customer purchase orders and the Company has traditionally had a number of long-term sales contracts with customers.

Primary Batteries

The Company has targeted sales of its primary batteries to manufacturers of security and safety equipment, automotive telematics, medical devices, military and specialty instruments. The Company's primary strategy is to develop marketing alliances with OEMs and governmental agencies that utilize its batteries in their products, commit to cooperative research and development or marketing programs, and recommend the Company's products for replacement use in their products. The Company is addressing these markets through direct contact by its sales and technical personnel, use of sales representatives and stocking distributors, manufacturing under private label and promotional activities. The Company's warranty on its products is limited to replacement of the product.

The Company seeks to capture a significant market share for its products within its initially targeted OEM markets, which the Company believes, if successful, will result in increased product awareness and sales at the end-user or consumer level. The Company is also selling the 9-volt battery to the consumer market through limited retail distribution.

In fiscal 2001, one customer (Fyrnetics, Inc.) accounted for approximately $3.1 million of sales, which amounted to approximately 13% of total revenues of the Company. The Company believes that the loss of this customer's business would have a material adverse effect on the Company. The Company's relationship with this customer is good. Currently, the Company does not experience significant seasonal trends in primary battery revenues.

The Company's sales are executed primarily through purchase orders with scheduled deliveries on a weekly or monthly basis. At the end of fiscal 2001, the Company's backlog was not significant.

Rechargeable Batteries

The Company has initially targeted sales of its advanced polymer rechargeable batteries through OEM suppliers, as well as distributors and resellers focused on its target markets. The Company is currently seeking a number of design wins with OEMs, and believes that its unique design capabilities and product characteristics will drive OEMs to incorporate the Company's batteries into their product offerings, resulting in substantial revenue growth opportunities for the Company. UTI, the Company's Taiwan venture, will be responsible for manufacturing polymer rechargeable batteries for sale in Asia. The Company has not marketed its advanced rechargeable batteries for a sufficient period to determine whether these OEM or consumer sales are seasonal.

The Company plans to expand its marketing activities as part of its strategic plan to increase sales of its rechargeable batteries including military, computers and communications applications, as well as increase sales of its rechargeable batteries to manufacturers of cellular telephones, wireless headsets, computing devices and electronic portable devices.

Technology Contracts

Through the Company's engineering and sales and marketing departments, the Company monitors and seeks relevant programs from various government or prime contracting companies to pursue these opportunities and coordinate proposal submissions. The Company anticipates a continued decline in this segment due to the planned reduction of certain non-renewable government contracts.

Patents, Trade Secrets and Trademarks

The Company relies on licenses of technology as well as its unpatented proprietary information, know-how and trade secrets to maintain and develop its commercial position. Although the Company seeks to protect its proprietary information, there can be no assurance that others will not either develop independently the same or similar information or obtain access to the Company's proprietary information. In addition, there can be no assurance that the Company would prevail if any challenges to intellectual property rights are asserted by the Company against third parties, or that third parties will not successfully assert infringement claims against the Company in the future. The Company believes, however, that its success is less dependent on the legal protection that its patents and other proprietary rights may or will afford than on the knowledge, ability, experience and technological expertise of its employees.

The Company holds patents covering 19 inventions in the U.S. and foreign countries, three of which relate to rechargeable polymer batteries, and has certain patent applications pending also relating to polymer batteries. The Company also pursues foreign patent protection in certain countries. The Company's patents protect technology which makes automated production more cost-effective and protect important competitive features of the Company's products. However, the Company does not consider its business to be dependent on patent protection.

The Company's research and development in support of its advanced rechargeable battery technology and products is currently based, in part, on non-exclusive technology transfer agreements. The Company made an initial payment for such technology and is required to make royalty and other payments for products which incorporate the licensed technology. The license continues for the respective unexpired terms of the patent licenses, and continues in perpetuity with respect to other licensed technical information.

All of the Company's employees in the U.S. and all the Company's employees involved with the Company's technology in England are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while employed by the Company. These agreements also contain certain noncompetition and nonsolicitation provisions effective during the employment term and for a period of one year thereafter. There can be no assurance that the Company will be able to enforce these agreements.

Following are trademarks of the Company; Ultralife, Ultralife Thin Cell, Ultralife Hi Rate, Ultralife Polymer, Ultralife Polymer Cell, Ultralife Polymer Battery, Ultralife Polymer System, New Power Generation.

Manufacturing and Raw Materials

The Company manufactures its products from raw materials and component parts that it purchases. The Company has obtained ISO 9001 certification for its lithium battery manufacturing operations in both Newark, New York and Abingdon, England.

Primary Batteries

The Company's Newark facility has the capacity to produce approximately 9,000,000 9-volt batteries per year. The Company believes that its current manufacturing capacity is adequate to meet customer demand. However, with the successful passage of certain legislation, demand could exceed current capacity, which would require the Company to install additional capital equipment to meet these new needs. The Company utilizes lithium foil as well as other metals and chemicals to manufacture its batteries. Although the Company knows of only three suppliers that extrude lithium into foil and provide such foil in the form required by the Company, it does not anticipate any shortage of lithium foil or any difficulty in obtaining the quantities it requires. Certain materials used in the Company's products are available only from a single source or a limited number of sources. Additionally, the Company may elect to develop relationships with a single or limited number of sources for materials that are otherwise generally available. Although the Company believes that alternative sources are available to supply materials that could replace materials it uses and that, if necessary, the Company would be able to redesign its products to make use of an alternative product, any interruption in its supply from any supplier that serves currently as the Company's sole source could delay product shipments and adversely affect the Company's financial performance and relationships with its customers. Although the Company has experienced interruptions of product deliveries by sole source suppliers, none of such interruptions has had a material effect on the Company. All other raw materials utilized by the Company are readily available from many sources.

The manufacturing facility in Abingdon, England was rebuilt following a fire in December 1996. At present, the facility is capable of producing up to 500,000 high-rate lithium cells per year in a single shift. The facility also has research and development laboratories as well as areas for the manufacture of seawater-activated batteries and the fabrication of customized multi-cell battery packs.

Rechargeable Batteries

The Company's production line for advanced polymer rechargeable batteries consists of automated coating, assembly and packaging equipment capable of high-volume manufacturing. Pursuant to the Company's agreement with the manufacturer of its assembly and packaging line, the manufacturer is prohibited from manufacturing another production line that replicates 20% or more of the components comprising the production line delivered to the Company. The Company further expanded its production capacity in fiscal 2001 by installing additional automated equipment at its Newark, New York facility and has the ability to further expand as necessary. An additional manufacturing capability for rechargeable batteries based on the Company's technology has been established in Taiwan as Ultralife Taiwan, Inc. under a venture established in December 1998. The new facility has been completed and production commenced in the second half of fiscal 2001.

Research and Development

The Company conducts its research and development in both Newark, New York, and Abingdon, England. During the years ended June 30, 2001, 2000, and 1999, the Company expended approximately $3.4 million, $5.3 million, and $5.9 million, respectively, on research and development. R&D expenses were significantly lower in fiscal 2001 due to the commercial launch and production of its polymer rechargeable battery, as such, certain costs were shifted to cost of sales. The Company currently expects that research and development expenditures will moderate as it seeks to fund part of its research and development effort on a continuing basis from both government and non-government sources.

Rechargeable Batteries

The Company is primarily directing its research and development efforts toward design optimization of rechargeable batteries and customization to customer specifications. These batteries have a broad range of potential applications in consumer, industrial and military markets including cellular telephones, computing devices and other portable electronic devices.

Pouch Cell Lithium Batteries

The Company has been conducting research and development of pouch cell lithium batteries, which have a broad range of potential applications in military and industrial markets including radio communications, telematics and medical devices. Included in the research and development activities are design programs for specific cells and batteries to develop a volume manufacturing methodology. The designs will incorporate a lean manufacturing approach to optimize their construction. No assurance can be given that such efforts will be successful or that the products that result will be marketable. In June 2000, the Company announced that it entered into an agreement with the U.S. Army Communications-Electronics Command (CECOM) to complete the development of its primary lithium-manganese dioxide Pouch batteries for manufacture in high volume. Products under this agreement will be produced on a flexible manufacturing line. The development activities required under this agreement are expected to last 24 months. CECOM will fund approximately $2.8 million for engineering efforts. The funding is based on the projected spending by the

Company. CECOM considers the Company's pouch technology critical to meeting their future portable power needs in a safe, cost effective manner, and views it as inherently safer than the other lithium technology currently in use.

Technology Contracts

The U.S. Government sponsors research and development programs designed to improve the performance and safety of existing battery systems and to develop new battery systems. The Company has successfully completed the initial and second phase of a government-sponsored program to develop new configurations of the Company's BA 7590 pouch cell primary battery, which lasts up to twice as long and could replace the current BA 5590 battery. The BA 5590 is the most widely used battery power source for the U.S. Army and NATO communications equipment. The Company was also awarded an additional cost sharing SBIR Phase III contract for the development of the BA 7590 pouch cell primary battery that was substantially completed in fiscal 2000. In 1999, the Company was also awarded the lead share of a three-year $15.3 million cost-sharing project sponsored by the U.S. Department of Commerce's Advanced Technology Program (ATP). The objective of this project is to develop and produce ultra-high energy polymer rechargeable batteries that will significantly outperform existing batteries in a broad range of portable electronic and aerospace applications. As lead contractor, the Company will receive approximately $4.6 million. In fiscal 2001, the Company received $1.6 million, and $.5 million will be received the next fiscal year, the final year of this contract.

Battery Safety; Regulatory Matters; Environmental Considerations

Certain of the materials utilized in the Company's batteries may pose safety problems if improperly used. The Company has designed its batteries to minimize safety hazards both in manufacturing and use.

Primary Batteries

The Company's primary battery products incorporate lithium metal, which reacts with water and may cause fires if not handled properly. Over the past ten years, the Company has experienced fires that have temporarily interrupted certain manufacturing operations in a specific area of one of its facilities. However, in December 1996, a fire at the Abingdon, England facility caused an interruption in the UK manufacturing operations for a period of 15 months. During the period from December 1996 through January 1999, the Company received insurance proceeds compensating the Company for loss of its plant and machinery, leasehold improvements, inventory and business interruption. The Company believes that it has adequate fire insurance, including business interruption insurance, to protect against fire losses in its facilities.

Since lithium metal reacts with water and water vapor, certain of the Company's manufacturing processes must be performed in a controlled environment with low relative humidity. Each of the Company's facilities contain dry rooms as well as specialized air drying equipment.

The Company's 9-volt battery is designed to conform to the dimensional and electrical standards of the American National Standards Institute, and the 9-volt and 3-volt batteries are recognized under the Underwriters Laboratories, Inc. Component Recognition Program.

The transportation of batteries containing lithium metal is regulated by the International Air Transportation Association ("IATA") and, in the U.S., by the Department of Transportation, as well as by certain foreign regulatory agencies that consider lithium metal a hazardous material. The Company currently ships its products pursuant to IATA and Department of Transportation regulations.

National, state and local regulations impose various environmental controls on the storage, use and disposal of lithium batteries and of certain chemicals used in the manufacture of lithium batteries. Although the Company believes that its operations are in substantial compliance with current environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on the Company or otherwise subject it to future liabilities. Moreover, state and local governments may enact additional restrictions relating to the disposal of lithium batteries used by customers of the Company which could adversely affect the demand for the Company's products. There can be no assurance that additional or modified regulations relating to the storage, use and disposal of chemicals used to manufacture batteries, or restricting disposal of batteries will not be imposed.

Corporate

In conjunction with the Company's purchase/lease of its Newark, New York facility in 1998, the Company entered into a payment-in-lieu of tax agreement which provides the Company with real estate tax concessions upon meeting certain conditions. In connection with this agreement, the Company received an environmental assessment, which revealed contaminated soil. The assessment indicated potential actions that the Company may be required to undertake upon notification by the environmental authorities. The assessment also proposed that a second assessment be completed and provided an estimate of total potential costs to remediate the soil of $0.2 million. However, there can be no assurance that this will be the maximum cost. The Company entered into an agreement whereby a third party has agreed to reimburse the Company for fifty percent of the costs associated with this matter. Test sampling was completed in Spring 2001 and the Company is awaiting the final engineering report. The ultimate resolution of this matter may have a significant adverse impact on the results of operations in the period in which it is resolved.

Competition

Competition in the battery industry is, and is expected to remain, intense. The competition ranges from development stage companies to major domestic and international companies, many of which have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the Company. The Company competes against companies producing lithium batteries as well as other primary and rechargeable battery technologies. The Company competes on the basis of design flexibility, performance and reliability. There can be no assurance that the Company's technology and products will not be rendered obsolete by developments in competing technologies which are currently under development or which may be developed in the future or that the Company's competitors will not market competing products which obtain market acceptance more rapidly than those of the Company.

Although other entities may attempt to take advantage of the growth of the lithium battery market, the lithium battery industry has certain technological and economic barriers to entry. The development of technology, equipment and manufacturing techniques and the operation of a facility for the automated production of lithium batteries require large capital expenditures, which may deter new entrants from commencing production. Through its experience in battery manufacturing, the Company has also developed expertise which it believes would be difficult to reproduce without substantial time and expense.

Employees

As of August 31, 2001, the Company employed 481 persons: 32 in research and development, 387 in production and 62 in sales, administration and management. Of the total, 411 are employed in the U.S. and 70 in England. In addition, U.S. operations uses a temporary agency primarily for entry level production workers, on a regular basis. As of August 31, 2001, the Company was under contract for 16 production workers. None of the Company's employees is represented by a labor union. The Company considers its employee relations to be satisfactory.

ITEM 2. PROPERTIES

The Company occupies under a lease/purchase agreement approximately 250,000 square feet in two facilities located in Newark, New York. The Company leases approximately 30,000 square feet in a facility based in Abingdon, England. At both locations, the Company maintains administrative offices, manufacturing and production facilities, a research and development laboratory, an engineering department and a machine shop. The Company's corporate headquarters are located in the Newark facility. The Company also maintains a sales office in Nutley, New Jersey. The Company believes that its facilities are adequate and suitable for its current manufacturing needs. The Company entered into a lease/purchase agreement with the local county authority in February 1998 with respect to its 110,000 square foot manufacturing facility in Newark, New York which provides more favorable terms and reduces the expense for the lease of the facility. The lease also includes an adjacent building to the Company's manufacturing facility estimated to encompass approximately 140,000 square feet and approximately 65 acres of property. Pursuant to the lease, the Company delivered a down payment in the amount of $0.44 million and paid the local governmental authority annual installments in the amount of $0.05 million through December 2001 decreasing to approximately $0.03 million for the period commencing December 2001 and ending December 2007. Upon expiration of the lease in 2007, the Company is required to purchase its facility for the purchase price of one dollar.

The Company leases a facility in Abingdon, England. The term of the lease was recently extended and continues until March 24, 2013. It currently has an annual rent of $0.24 million and is subject to review every five years based on current real estate market conditions. The next review is March 2004.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to legal proceedings and claims which arise in the normal course of business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

In May 1997, William Boyd, the principal of Aerospace Energy Systems, Inc., and Leland J. Coleman commenced an action against the Company and Loeb Partners Corporation ("Loeb"), an investment firm, in the U.S. District Court for the Southern District Court of New York alleging that they had entered into a contract with Loeb to arrange for the acquisition of Dowty Group, PLC and that the Company tortuously interfered with their contract and business opportunity. The Company maintained that the claim against it, for $25 million, was without merit. After a jury trial in December of 1999, the case was dismissed. Plaintiffs appealed, and on October 19, 2000 the United States Court of Appeals for the Second Circuit affirmed the dismissal. The time to appeal expired January 17, 2001. Accordingly, the judgment of dismissal is final and the Company will incur no liability in this action.

In August 1998, the Company, its Directors, and certain underwriters were named as defendants in a complaint filed in the United States District Court for the District of New Jersey by certain shareholders, purportedly on behalf of a class of shareholders, alleging that the defendants, during the period April 30, 1998 through June 12, 1998, violated various provisions of the federal securities laws in connection with an offering of 2,500,000 shares of the Company's Common Stock. The complaint alleged that the Company's offering documents were materially incomplete, and as a result misleading, and that the purported class members purchased the Company's Common Stock at artificially inflated prices and were damaged thereby. Upon a motion made on behalf of the Company, the Court dismissed the shareholder action, without prejudice, allowing the complaint to be refiled. The shareholder action was subsequently refiled, asserting substantially the same claims as in the prior pleading. The Company again moved to dismiss the complaint. By Opinion and Order dated September 28, 2000, the Court dismissed the action, this time with prejudice, thereby barring plaintiffs from any further amendments to their complaint and directing that the case be closed. Plaintiffs filed a Notice of Appeal to the Third Circuit Court of Appeals and the parties submitted their briefs. Subsequently, the parties notified the Court of Appeals that they had reached an agreement in principle to resolve the outstanding appeal and settle the case upon terms and conditions which require submission to the District Court for approval. Upon application of the parties and in order to facilitate the parties' pursuit of settlement, the Court of Appeals issued an Order dated May 18, 2001 adjourning oral argument on the appeal for a period of at least 120 days, and remanded the case to the District Court for further proceedings in connection with the proposed settlement. In the event settlement is not reached, the Company will continue to defend the case vigorously. The amount of alleged damages, if any, cannot be quantified, nor can the outcome of this litigation be predicted. Accordingly, management cannot determine whether the ultimate resolution of this litigation could have a material adverse effect on the Company's financial position and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

The Company's Common Stock is included for quotation on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "ULBI."

The following table sets forth the quarterly high and low closing sales prices of the Company's Common Stock during the Company's last two fiscal years:

	Sales Prices	
	High	Low
Fiscal Year 2001:		
Quarter ended September 30, 2000	$13.63	$ 9.81
Quarter ended December 31, 2000	10.19	5.13
Quarter ended March 31, 2001	9.25	5.56
Quarter ended June 30, 2001	5.63	4.88
Fiscal Year 2000:		
Quarter ended September 30, 1999	$ 6.13	$ 4.00
Quarter ended December 31, 1999	8.00	3.63
Quarter ended March 31, 2000	15.50	7.00
Quarter ended June 30, 2000	12.88	7.38

During the period from July 1, 2001 through September 21, 2001, the high and low closing sales prices of the Company's Common Stock were $6.30 and $4.50, respectively.

Holders

As of August 31, 2001, there were 170 registered holders of record of the Company's Common Stock. Based upon information from the Company's stock transfer agent, management of the Company believes that there are more than 3,700 beneficial holders of the Company's Common Stock.

In July 1999, the Company issued 700,000 shares of its Common Stock to Ultralife Taiwan, Inc. (UTI) in exchange for $8.75 million in cash. Subsequently, in September 1999, the Company contributed $8.75 million in cash to the UTI venture. This cash contribution coupled with the contribution of the Company's technology resulted in approximately a 46% ownership interest in UTI. The transaction was done in conjunction with the UTI agreement that was announced by the Company in December 1998. Subsequently, the Company's interest in UTI has been reduced to 41% due to stock issuances to certain UTI employees. See also History in Item 1 of this Annual Report.

On July 20, 2001, the Company completed a $6.8 million private placement of 1,090,000 shares of its common stock at $6.25 per share. In conjunction with the offering, warrants to acquire up to 109,000 shares of common stock were granted. The exercise price of the warrants is $6.25 per share and the warrants have a five-year term.

Dividends

The Company has never declared or paid any cash dividend on its capital stock. The Company intends to retain earnings, if any, to finance future operations and expansion and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as upon other factors that the Board of Directors may deem relevant. Additionally, pursuant to the credit facility between the Company and Congress Financial Corporation (New England), the Company shall not declare or pay any dividends under the covenants specified in the loan agreement.

ITEM 6.

SELECTED FINANCIAL DATA
(In Thousands, Except Per Share Amounts)

Statement of Operations Data:

	Year Ended June 30,				
	2001	2000	1999	1998	1997
Revenues	$ 24,163	$ 24,514	$ 21,064	$ 16,391	$ 15,941
Cost of products sold	27,696	25,512	19,016	14,522	15,118
Gross margin	(3,533)	(998)	2,048	1,869	823
Research and development expenses	3,424	5,306	5,925	6,651	3,413
Selling, general and administrative expenses	8,009	7,385	6,195	5,790	5,218
Loss on China development program	-	-	-	-	805
Loss on fires	-	-	(1,288)	(2,697)	(56)
Total operating and other expenses	11,433	12,691	10,832	9,744	9,380
Interest income, net	166	909	1,456	888	1,352
Equity loss in affiliate	(2,338)	(818)	(80)	-	-
Gain on sale of securities	-	3,147	348	-	-
Other (expense) income, net	(124)	209	(25)	(33)	(41)
Loss before income taxes	(17,262)	(10,242)	(7,085)	(7,020)	(7,246)
Income taxes	-	-	-	-	-
Net loss	$ (17,262)	$ (10,242)	$ (7,085)	$ (7,020)	$ (7,246)
Net loss per share, basic and diluted	$ (1.55)	$ (0.94)	$ (0.68)	$ (0.84)	$ (0.91)
Weighted average number of shares outstanding	11,141	10,904	10,485	8,338	7,923

Balance Sheet Data:

	June 30,				
	2001	2000	1999	1998	1997
Cash and available-for-sale securities	$ 3,607	$ 18,639	$ 23,556	$ 35,688	$ 22,158
Working Capital	$ 6,821	$ 22,537	$ 28,435	$ 37,745	$ 27,205
Total Assets	$ 47,203	$ 64,460	$ 66,420	$ 75,827	$ 51,395
Total long-term debt and capital lease obligations	$ 2,648	$ 3,567	$ 215	$ 197	$ -
Stockholders' Equity	$ 37,453	$ 54,477	$ 60,400	$ 68,586	$ 46,763

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIALCONDITION AND RESULTS OF OPERATIONS.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Annual Report contains certain forward-looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to management. The statements contained in this Annual Report relating to matters that are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, future demand for the Company's products and services, the successful commercialization of the Company's advanced rechargeable batteries, general economic conditions, government and environmental regulation, competition and customer strategies, technological innovations in the primary and rechargeable battery industries, changes in the Company's business strategy or development plans, capital deployment, business disruptions, including those caused by fires, raw materials supplies, environmental regulations, and other risks and uncertainties, certain of which are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, estimated or expected. See Risk Factors in Item 7.

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this report.

General

Ultralife Batteries, Inc. develops, manufactures and markets a wide range of standard and customized primary lithium and polymer rechargeable batteries for use in a wide array of applications. The Company believes that its proprietary technologies allow the Company to offer batteries that are ultra-thin, lightweight and generally achieve longer operating time than many competing batteries currently available. To date, the Company has focused on manufacturing a family of lithium primary batteries for consumer, industrial, and military applications which it believes is one of the most comprehensive lines of lithium manganese dioxide primary batteries commercially available. The Company has introduced its advanced polymer rechargeable batteries which are based on its proprietary technology for use in portable electronic applications.

The Company has incurred net operating losses primarily as a result of funding research and development activities and, to a lesser extent, manufacturing and general and administrative costs. To date, the Company has devoted a substantial portion of its resources to the research and development of its products and technology, particularly its proprietary polymer rechargeable technology. The Company expects its operating expenses to increase as it continues to expand production activities. The Company's results of operations may vary significantly from quarter to quarter depending upon the number of orders received and the pace of the Company's research and development activities. Currently, the Company does not experience significant seasonal trends in primary battery revenues and does not have enough sales history on the rechargeable batteries to determine if there is seasonality.

The Company reports its results in four operating segments: Primary Batteries, Rechargeable Batteries, Technology Contracts and Corporate. The Primary Batteries segment includes 9-volt batteries, cylindrical batteries and various specialty batteries. The Rechargeable Batteries segment consists of the Company's polymer rechargeable batteries. The Technology Contracts segment includes revenues and related costs associated with various government and military development contracts. The Corporate segment consists of all other items that do not specifically relate to the three other segments and are not considered in the performance of the other segments.

Results of Operations

Fiscal Year Ended June 30, 2001 Compared With the Fiscal Year Ended June 30, 2000

Revenues. Total revenues of the Company decreased $351,000 from $24,514,000 for the year ended June 30, 2000 to $24,163,000 for the year ended June 30, 2001. Primary battery sales increased $265,000 from $21,840,000 for the year ended June 30, 2000 to $22,105,000 for the year ended June 30, 2001. The increase in primary battery sales was primarily due to the introduction of new cylindrical products in fiscal 2001 and an increase in 9-volt battery shipments related to higher demand. These increases were offset by a decline in sales from the UK subsidiary due to the delay in renewing a government contract. Rechargeable battery sales increased $345,000 from $25,000 for the year ended June 30, 2000 to $370,000 for the year ended June 30, 2001, mainly as a result of the commercial launch of the Company's polymer batteries in June 2000 and shipments of retail and custom-sized batteries. Technology contract revenues decreased $961,000, from $2,649,000 to $1,688,000 due to the scheduled reduction of certain nonrenewable government contracts. The Company expects revenues from technology contracts to continue to decline in fiscal 2002.

Cost of Products Sold. Cost of products sold increased $2,184,000 from $25,512,000 for the year ended June 30, 2000 to $27,696,000 for the year ended June 30, 2001. Cost of products sold as a percentage of revenue increased from approximately 104% to 115% for the year ended June 30, 2001. Cost of primary batteries sold decreased $1,990,000 from $23,084,000, or 106% of revenues, for the year ended June 30, 2000 to $21,094,000, or 95% of revenues, for the year ended June 30, 2001. The decrease in cost of primary batteries sold as a percentage of revenues was principally the result of improvements in the manufacturing process due to the implementation of lean manufacturing practices. To date, lean manufacturing practices in the primary battery segment have resulted in the reduction of inventory, quicker manufacturing throughput times and improvements in operating efficiencies throughout the Company. In fiscal 2001, the improvements in gross margins in the primary segment were offset by losses in the rechargeable segment. Rechargeable battery cost of products sold increased $5,040,000 in fiscal 2001 due to the launch of commercial production of polymer rechargeable batteries in June 2000, which resulted in initial expenditures necessary to start production of the polymer cells, including approximately $2,000,000 in additional depreciation for the year, as equipment was placed in service. Prior to commencing production of polymer cells, most of these costs, including engineering, were charged to research and development. Technology contracts cost of sales decreased $866,000, or approximately 36%, from $2,403,000 for the year ended June 30, 2000 to $1,537,000 for the year ended June 30, 2001. Technology contracts cost of sales as a percentage of revenue was consistent year over year.

Operating and Other Expenses. Operating and other expenses decreased $1,258,000 from $12,691,000 for the year ended June 30, 2000 to $11,433,000 for the year ended June 30, 2001. Operating and other expenses as a percentage of revenue decreased from approximately 52% to 47% for the year ended June 30, 2001. Of the Company's operating and other expenses, research and development expenses decreased $1,882,000, or 36% from $5,306,000 for the year ended June 30, 2000 to $3,424,000 for the year ended June 30, 2001. Research and development expenses decreased due to the commercial launch of polymer rechargeable in June 2000, which shifted costs to cost of sales. Selling, general and administration expenses increased $624,000, approximately 8%, from $7,385,000 for the year ended June 30, 2000 to $8,009,000 for the year ended June 30, 2001. Selling and marketing expenses increased as a result of new sales people added to significantly enhance the Company's overall market coverage.

Other Income (Expense). Net interest income decreased $743,000 from $909,000 for the year ended June 30, 2000 to $166,000 for the year ended June 30, 2001. The decrease in interest income is the result of lower average balances on cash and investment securities which were used for operations. The equity loss of $2,338,000 in fiscal 2001 and $818,000 in fiscal 2000 resulted from the Company's ownership interest in its venture in Taiwan. The increase in the equity loss includes compensation expense related to a stock distribution to UTI employees totaling $2,500,000. The Company recognized approximately $900,000 equity loss for the transaction representing its share of the total UTI expense. The gain on sale of securities of $3,147,000 in fiscal 2000 resulted from the sale of the Company's investment in Intermagnetics General Corporation common shares. No similar sale of securities occurred in 2001.

Net Losses. Net losses increased $7,020,000, or approximately 69%, from $10,242,000, or $0.94 per share, for the year ended June 30, 2000 to $17,262,000, or $1.55 per share, for the year ended June 30, 2001, primarily as a result of the reasons described above.

Fiscal Year Ended June 30, 2000 Compared With the Fiscal Year Ended June 30, 1999

Revenues. Total revenues of the Company increased $3,450,000 from $21,064,000 for the year ended June 30, 1999 to $24,514,000 for the year ended June 30, 2000. Primary battery sales increased $2,281,000 or approximately 12% from $19,559,000 for the year ended June 30, 1999 to $21,840,000 for the year ended June 30, 2000. The increase in primary battery sales was primarily due to an increase in BA-5372 battery shipments. Greater sales of high rate and 9-volt batteries also contributed to the increased revenue. Rechargeable battery sales amounted to $25,000 for the year ended June 30, 2000 Rechargeable battery revenues were $24,000 less than in the prior year due to fewer shipments in fiscal 2000 as compared to fiscal 1999. Technology contract revenues increased $1,193,000, or 82%, from $1,456,000 to $2,649,000 reflecting a full year of the Company's involvement with one key development program. In April 1999, the Company commenced work on a $15,300,000 cost-sharing project sponsored by the U.S. Department of Commerce's Advanced Technology Program (ATP). As lead contractor, the Company will receive approximately $4,600,000 during the three-year program. In fiscal 2000, the Company recorded revenues of $2,235,000 for the ATP program, compared with $267,000 in fiscal 1999.

Cost of Products Sold. Cost of products sold increased $6,496,000 from $19,016,000 for the year ended June 30, 1999 to $25,512,000 for the year ended June 30, 2000. Cost of products sold as a percentage of revenue increased from approximately 90% to 104% for the year ended June 30, 2000. Cost of primary batteries sold increased $5,273,000 from $17,811,000, or 91% of revenues, for the year ended June 30, 1999 to $23,084,000, or 106% of revenues, for the year ended June 30, 2000. The increase in cost of primary batteries sold as a percentage of revenues was principally the result of costs related to the implementation of lean manufacturing practices and higher material costs in fiscal 2000. Also, receipt of insurance proceeds of $1,547,000 reduced the cost of products sold in fiscal 1999. To date, lean manufacturing practices have resulted in the reduction of inventory, quicker manufacturing throughput times and improvements in operating efficiencies throughout the Company. Technology contracts cost of sales increased $1,245,000, or approximately 108%, from $1,158,000 for the year ended June 30, 1999 to $2,403,000 for the year ended June 30, 2000. Technology contracts cost of sales as a percentage of revenue increased from 80% to 91% for the year ended June 30, 2000, reflecting a change in the mix of contracts.

Operating and Other Expenses. Operating and other expenses increased $1,859,000 from $10,832,000 for the year ended June 30, 1999 to $12,691,000 for the year ended June 30, 2000. Operating and other expenses as a percentage of revenue increased slightly from approximately 51% to 52% for the year ended June 30, 2000. Of the Company's operating and other expenses, research and development expenses decreased $619,000, or 10% from $5,925,000 for the year ended June 30, 1999 to $5,306,000 for the year ended June 30, 2000. Research and development expenses decreased as a result of a shift in resources to the U.S. Department of Commerce's ATP Program and a narrower focus on key rechargeable development programs. Selling, general and administration expenses increased $1,190,000, approximately 19%, from $6,195,000 for the year ended June 30, 1999 to $7,385,000 for the year ended June 30, 2000. Selling and administrative expenses increased as a result of certain one-time costs relating mostly to legal fees and settlement costs associated with the conclusion of several legal matters, as well as additional expenditures required to build an infrastructure necessary to support the volume production of polymer rechargeable batteries. Lastly, the gain on fires of $1,288,000 for the year ended June 30, 1999 resulted from the receipt of insurance proceeds to replace assets previously written off due to fires at Ultralife UK.

Other Income (Expense). Net interest income decreased $547,000 from $1,456,000 for the year ended June 30, 1999 to $909,000 for the year ended June 30, 2000. The decrease in interest income is the result of lower average balances on cash and investment securities which were used for operations. The equity loss of $818,000 in fiscal 2000 and $80,000 in fiscal 1999 resulted from the Company's ownership interest in its venture in Taiwan. The gain on sale of securities of $3,147,000 and $348,000 in fiscal 2000 and 1999, respectively, resulted from the sale of the Company's investment in Intermagnetics General Corporation common shares.

Net Losses. Net losses increased $3,157,000, or approximately 45%, from $7,085,000, or $0.68 per share, for the year ended June 30, 1999 to $10,242,000, or $0.94 per share, for the year ended June 30, 2000, primarily as a result of the reasons described above.

Liquidity and Capital Resources

As of June 30, 2001, cash equivalents and available for sale securities totaled $3,607,000. During the year ended June 30, 2001, the Company used $10,406,000 of cash in operating activities as compared to $10,532,000 for the year ended June 30, 2000. The change in cash used in operations is the result of the net loss for the year, and an increase in other current assets offset by higher depreciation and amortization expenses, equity losses, increased provisions for inventory obsolescence and higher accounts payable. Months cost of sales in inventory at June 30, 2001 was 2.6 months as compared to 2.8 months at June 30, 2000. In the year ended June 30, 2001, the Company used $4,367,000 to purchase plant, property and equipment. Of this amount, $2,241,000 relates to the acquisition of machinery and equipment for the Company's primary battery operations, $1,382,000 relates to rechargeable battery machinery and equipment and the balance is substantially for facilities upgrades.

In June 2000, the Company entered into a $20,000,000 secured credit facility with a lending institution. The financing agreement consists of an initial $12,000,000 term loan component (of which approximately $3,333,000 million was outstanding at June 30, 2001) and a revolving credit facility component for an initial $8,000,000, based on eligible net accounts receivable (as defined) and eligible net inventory (as defined). There was no balance outstanding on the revolving credit facility component as of

June 30, 2001. The amount available under the term loan component amortizes over time. Principal and interest are paid monthly on outstanding amounts borrowed. The loans bear interest at the prime rate or other LIBOR-based rate options at the discretion of the Company. The Company also pays a facility fee on the unused portion of the commitment. The loan is secured by substantially all of the Company's assets and the Company is precluded from paying dividends under the terms of the agreement. The total amount available under the term loan component is reduced by outstanding letters of credit. The Company had $1,900,000 outstanding on a letter of credit as of June 30, 2001 and the Company's additional borrowing capacity as of June 30, 2001 was approximately $6,900,000.

On June 1, 2001, the Company and its commercial lender agreed to revise downward the adjusted net worth covenant to better reflect the Company's equity position. The revised covenant requires the Company to maintain adjusted net worth (as defined) of at least $35,000,000. As of June 30, 2001, the Company was in compliance with all covenants.

At June 30, 2001, the Company had a capital lease obligation outstanding of $150,000 for the Company's Newark, New York offices and manufacturing facilities. In addition, the Company had a capital lease on computer equipment, which had an outstanding balance of $212,000 at June 30, 2001.

As of June 30, 2001, the Company has made commitments to purchase approximately $1,640,000 of production machinery and equipment.

The Company believes that its present cash position and cash flows from operations will be sufficient to satisfy the Company's estimated cash requirements for at least 12 months. However, this is dependent upon meeting anticipated sales and expense targets.

On July 20, 2001, the Company completed a $6,800,000 private placement of 1,090,000 shares of its common stock at $6.25 per share. In conjunction with the offering, warrants to acquire up to 109,000 shares of common stock were granted. The exercise price of the warrants is $6.25 per share and the warrants have a five-year term.

Outlook

Looking ahead for fiscal year 2002, the Company expects to achieve more than a 40% increase in revenues over fiscal year 2001. The Company is projecting growth in virtually all major areas of its business - 9 volt, standard cylindricals, high rate, and rechargeable. The Company expects to take advantage of its ability to customize and develop new products that will continue to enhance growth throughout the year. Management of the Company has set two key financial goals; to reach operating cash breakeven by December 2001, and to attain positive net income by June 2002. There are three factors that will be critical to the Company's success in meeting these goals. First, the rechargeable segment must begin to successfully obtain design wins which will produce significant sales and match those sales with solid manufacturing yields. The Company is very optimistic about the opportunities in rechargeable and believes that it is only a matter of time before the Company starts to see these production orders. Second, the Company must continue to increase revenues from existing products in the primary segment. Again, the Company is confident in its ability to meet this objective. Lastly, the Company must continue to develop new primary battery products, for markets such as military, medical, and automotive telematics. The Company feels very strongly about its new product development efforts and believes it is well positioned for success in these areas. At this time, the Company does not foresee any adverse impacts on demand due to the tragic events occurring in the United States on September 11, 2001.

Risk Factors

Uncertainty of Market Acceptance of Advanced Rechargeable Batteries

Although the Company has begun volume production of our rechargeable batteries, advanced rechargeable batteries have not yet achieved wide acceptance in the market. The Company cannot assure that a market will ever accept its advanced rechargeable batteries. The introduction of new products is subject to the inherent risks of unforeseen delays and the time necessary to achieve market success for any individual product is uncertain. If volume production and/or market penetration of the Company's advanced rechargeable batteries is delayed for any reason, competitors may introduce emerging technologies or improve existing technologies which could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on OEM Relationships and their products for Sale of Advanced Rechargeable Batteries

The Company will continue to promote market demand for, and awareness of, its advanced rechargeable batteries. The Company will accomplish this partly through the development of relationships with OEMs that manufacture products which require the performance characteristics of advanced rechargeable batteries. The success of any such relationship depends upon the general business condition of the OEM and the Company's ability to produce advanced rechargeable batteries at the quality and cost and within the period required by such OEMs. The failure to develop a sufficient number of relationships with OEMs could have a material adverse effect on its business, financial condition and results of operations.

A substantial portion of the Company's business will depend upon the success of products sold by OEMs that use its batteries. Therefore, the Company's success is substantially dependent upon the acceptance of the OEMs' products in the marketplace. The Company is subject to many risks beyond its control that influence the success or failure of a particular product manufactured by an OEM, including, competition faced by the OEM in its particular industry; market acceptance of the OEM's product; the engineering, sales, marketing and management capabilities of the OEM; technical challenges unrelated to the Company's technology or products faced by the OEM in developing its products; and, the financial and other resources of the OEM.

Risks Relating to Growth and Expansion

Rapid growth of the Company's advanced rechargeable battery business or other segments of its business may significantly strain management, operations and technical resources. If the Company is successful in obtaining rapid market growth of its advanced rechargeable batteries, the Company will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. The Company cannot assure, however, that business will rapidly grow or that its efforts to expand manufacturing and quality control activities will be successful or that the Company will be able to satisfy commercial scale production requirements on a timely and cost-effective basis. The Company will also be required to continue to improve its operations, management and financial systems and controls. The failure to manage growth effectively could have an adverse effect on business, financial condition and results of operations.

Competition; Technological Obsolescence

The primary and rechargeable battery industry is characterized by intense competition with a large number of companies offering or seeking to develop technology and products similar to the Company's. The Company is subject to competition from manufacturers of traditional rechargeable batteries, such as nickel-cadmium batteries, from manufacturers of rechargeable batteries of more recent technologies, such as nickel-metal hydride, lithium-ion liquid electrolyte and lithium-ion solid-polymer batteries, as well as from companies engaged in the development of batteries incorporating new technologies. Manufacturers of nickel-cadmium and nickel-metal hydride batteries include Eveready, Sanyo Electric Co. Ltd., Sony Corp., Toshiba Corp., Matsushita Electric Industrial Co., Ltd. and Duracell International, Inc. Manufacturers of lithium-ion liquid electrolyte batteries currently include Saft-Soc des ACC, Sony Corp., Toshiba Corp., Matsushita Electric Industrial Co., Ltd., Sanyo Electric Co. Ltd. and Duracell International, Inc. Valence Technology, Inc., Lithium Technology Corporation, and Yuasa-Exide, Inc. have developed prototype solid-polymer batteries and are constructing commercial-scale manufacturing facilities. The Company also competes with large and small manufacturers of alkaline, carbon-zinc, seawater, high rate and primary batteries as well as other manufacturers of lithium batteries. The Company cannot assure that it will successfully compete with these manufacturers, many of which have substantially greater financial, technical, manufacturing, distribution, marketing, sales and other resources. Many companies with substantially greater resources are developing a variety of battery technologies, including liquid electrolyte lithium and solid electrolyte lithium batteries, which are expected to compete with the Company's technology. Other companies undertaking research and development activities of solid-polymer batteries have already developed prototypes and are constructing commercial scale production facilities. If these companies successfully market their batteries before the introduction of the Company's products, there could be a material adverse effect on its business, financial condition and results of operations. The market for the Company's products is characterized by changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles. Although the Company believes that its batteries, particularly the 9-volt and advanced rechargeable batteries, are comprised of state-of-the-art technology, there can be no assurance that competitors will not develop technologies or products that would render the Company's technology and products obsolete or less marketable.

Dependence on Key Personnel

Because of the specialized, technical nature of the business, the Company is highly dependent on certain members of management, marketing, engineering and technical staff. The loss of these services or these members, could have a material adverse effect on the business, financial condition and results of operations. In addition to developing manufacturing capacity to produce high volumes of our advanced rechargeable batteries, the Company must attract, recruit and retain a sizeable workforce of technically competent employees. The Company's ability to pursue effectively its business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced managerial, marketing, engineering and technical personnel. The Company cannot assure that it will be able to retain or recruit this type of personnel.

Safety Risks; Demands of Environmental and Other Regulatory Compliance

Components of the Company's batteries contain certain elements that are known to pose safety risks. Primary battery products incorporate lithium metal, which when it reacts with water may cause fires if not handled properly. In addition to a December 1996 fire at the Abingdon, England facility, a fire occurred August 1997 at the Newark, New York facility and fires occurred in July 1994 and September 1995 at the Abingdon, England facility, each of which temporarily interrupted certain manufacturing operations in a specific area of these facilities. Although the Company incorporates safety procedures in research, development and manufacturing processes that are designed to minimize safety risks, the Company cannot assure that more accidents will not occur. Although the Company currently carries insurance policies which cover loss of the plant and machinery, leasehold improvements, inventory and business interruption, any accident, whether at the manufacturing facilities or from the use of the products, may result in significant production delays or claims for damages resulting from injuries. These types of losses could have a material adverse effect on the business, financial condition and results of operations.

National, state and local laws impose various environmental controls on the manufacture, storage, use and disposal of lithium batteries and/or of certain chemicals used in the manufacture of lithium batteries. Although the Company believes that its operations are in substantial compliance with current environmental regulations and that, except as noted below, there are no environmental conditions that will require material expenditures for clean-up at the present or former facilities or at facilities to which it has sent waste for disposal, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on the Company or otherwise subject it to future liabilities. Moreover, state and local governments may enact additional restrictions relating to the disposal of lithium batteries used by customers which could have a material adverse effect on business, financial condition and results of operations. In addition, the U.S. Department of Transportation and certain foreign regulatory agencies that consider lithium to be a hazardous material regulate the transportation of batteries which contain lithium metal. The Company currently ships lithium batteries in accordance with regulations established by the U.S. Department of Transportation. There can be no assurance that additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our batteries or restricting disposal of batteries will not be imposed or how these regulations will affect the Company or its customers.

In connection with our purchase/lease of the Newark, New York facility in 1998, a consulting firm performed a Phase I and II Environmental Site Assessment which revealed the existence of contaminated soil and ground water around one of the buildings. The Company retained an engineering firm which estimated that the cost of remediation should be in the range of $230,000. This cost, however, is merely an estimate and the cost may in fact be much higher. In February 1998, the Company entered into an agreement with a third party which provides that the Company and this third party will retain an environmental consulting firm to conduct a supplemental Phase II investigation to verify the existence of the contaminants and further delineate the nature of the environmental concern. The third party agreed to reimburse the Company for fifty percent of the cost of correcting the environmental concern on the Newark property. The Company cannot assure that it will not face claims resulting in substantial liability which would have a material adverse effect on business, financial condition and results of operations in the period in which such claims are resolved.

Limited Sources of Supply

Certain materials used in products are available only from a single or a limited number of suppliers. Additionally, the Company may elect to develop relationships with a single or limited number of suppliers for materials that are otherwise generally available. Although the Company believes that alternative suppliers are available to supply materials that could replace materials currently used and that, if necessary, the Company would be able to redesign its products to make use of such alternatives, any interruption in the supply from any supplier that serves as a sole source could delay product shipments and have a material adverse effect on the business, financial condition and results of operations. Although the Company has experienced interruptions of product deliveries by sole source suppliers, these interruptions have not had a material adverse effect on the business, financial condition and results of operations. The Company cannot guarantee that it will not experience a material interruption of product deliveries from sole source suppliers.

Dependence on Proprietary Technologies

The Company's success depends more on the knowledge, ability, experience and technological expertise of its employees than on the legal protection of patents and other proprietary rights. The Company claims proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to products and manufacturing processes. The Company cannot guarantee the degree of protection these various claims may or will afford, or that competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technology. The Company protects its proprietary rights in its products and operations through contractual obligations, including nondisclosure agreements with certain employees, customers, consultants and strategic partners. There can be no assurance as to the degree of protection these contractual measures may or will afford. The Company, however, have had patents issued and patent applications pending in the U.S. and elsewhere. The Company cannot assure (i) that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect its technology, (ii) that any patents issued to the Company will not be challenged, invalidated or circumvented, or (iii) as to the degree or adequacy of protection any patents or patent applications may or will afford. If the Company is found to be infringing third party patents, there can be no assurance that it will be able to obtain licenses with respect to such patents on acceptable terms, if at all. The failure to obtain necessary licenses could delay product shipment or the introduction of new products, and costly attempts to design around such patents could foreclose the development, manufacture or sale of products.

Dependence on Technology Transfer Agreements

The Company's research and development of advanced rechargeable battery technology and products utilizes internally-developed technology, acquired technology and certain patents and related technology licensed by the Company pursuant to non-exclusive, technology transfer agreements. There can be no assurance that competitors will not develop, independently or through the use of similar technology transfer agreements, rechargeable battery technology or products that are substantially equivalent or superior to the technologies and products currently under research and development.

Risks Related to China Joint Venture Program

In July 1992, the Company entered into several agreements related to the establishment of a manufacturing facility in Changzhou, China, for the production and distribution in and from China of 2/3A lithium primary batteries. Changzhou Ultra Power Battery Co., Ltd., a company organized in China ("China Battery"), purchased certain technology, equipment, training and consulting services relating to the design and operation of a lithium battery manufacturing plant. China Battery was required to pay approximately $6.0 million to the Company over the first two years of the agreement, of which approximately $5.6 million has been paid. The Company has been attempting to collect the balance due under this contract. China Battery has indicated that it will not make these payments until certain contractual issues have been resolved. Due to China Battery's questionable willingness to pay, the Company wrote off in fiscal 1997 the entire balance owed as well as its investment aggregating $805,000. Since China Battery has not purchased technology, equipment, training or consulting services to produce batteries other than 2/3 A lithium batteries, the Company does not believe that China Battery has the capacity to become a competitor. The Company does not anticipate that the manufacturing or marketing of 2/3 A lithium batteries will be a substantial portion of its product line in the future. However, in December 1997, China Battery sent a letter demanding reimbursement of an unspecified amount of losses they have incurred plus a refund for certain equipment that was sold to China Battery. The Comapny has attempted to initiate negotiations to resolve the dispute. However, an agreement has not yet reached. Although China Battery has not taken any additional steps, there can be no assurance that China Battery will not further pursue such a claim which, if successful, would have a material adverse effect on business, financial condition and results of operations. The Company believes that such a claim is without merit.

Ability to Insure Against Losses

Because certain of the Company's primary batteries are used in a variety of security and safety products and medical devices, it may be exposed to liability claims if such a battery fails to function properly. The Company maintains what it believes to be sufficient liability insurance coverage to protect against potential claims; however, there can be no assurance that the liability insurance will continue to be available, or that any such liability insurance would be sufficient to cover any claim or claims.

Possible Volatility of Stock Price

Future announcements concerning the Company or its competitors, including technological innovations or commercial products, litigation or public concerns as to the safety or commercial value of one or more of its products, may cause the market price of its Common Stock to fluctuate substantially for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our Common Stock.

ITEM 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is exposed to various market risks in the normal course of business, primarily interest rate risk and changes in market value of its investments and believes its exposure to these risks is minimal. The Company's investments are made in accordance with the Company's investment policy and primarily consist of commercial paper and U.S. corporate bonds. The Company does not currently invest in derivative financial instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and schedules listed in Item 14(a)(1) and (2) are included in this Report beginning on page 26.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Ultralife Batteries, Inc.:

We have audited the accompanying consolidated balance sheets of Ultralife Batteries, Inc. (a Delaware corporation) and subsidiary as of June 30, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and accumulated other comprehensive income (loss) and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultralife Batteries, Inc. and subsidiary as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Rochester, New York
August 16, 2001

ULTRALIFE BATTERIES, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Per Share Amounts)

ASSETS	June 30, 2001	June 30, 2000
Current assets:		
Cash and cash equivalents	$ 494	$ 5,712
Available-for-sale securities	3,113	12,927
Trade accounts receivable (less allowance for doubtful accounts of $262 and $268 at June 30, 2001 and 2000, respectively)	3,379	3,456
Other receivables	736	-
Inventories	5,289	5,682
Prepaid expenses and other current assets	912	1,176
Total current assets	13,923	28,953
Property, plant and equipment	32,997	32,785
Other assets:		
Investment in affiliates	-	2,339
Technology license agreements (net of accumulated amortization of $1,168 and $1,068 at June 30, 2001 and 2000, respectively)	283	383
	283	2,722
Total Assets	$ 47,203	$ 64,460
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 1,065	$ 1,087
Accounts payable	3,755	2,886
Accrued compensation	427	338
Other current liabilities	1,855	2,105
Total current liabilities	7,102	6,416
Long - term liabilities:		
Long-term debt and capital lease obligations	2,648	3,567
Commitments and contingencies (Note 6)		
Shareholders' Equity :		
Preferred stock, par value $0.10 per share, authorized 1,000,000 shares; none outstanding	-	-
Common stock, par value $0.10 per share, authorized 40,000,000 shares; issued - 11,488,186 and 11,410,286 at June 30, 2001 and 2000, respectively	1,149	1,141
Capital in excess of par value	99,389	98,790
Accumulated other comprehensive income (loss)	(1,058)	(689)
Accumulated deficit	(61,724)	(44,462)
	37,756	54,780
Less --Treasury stock, at cost -- 27,250 shares	303	303
Total Shareholders' Equity	37,453	54,477
Total Liabilities and Shareholders' Equity	$ 47,203	$ 64,460

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ULTRALIFE BATTERIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Amounts)

	Year ended June 30, 2001	2000	1999
Revenues	$ 24,163	$ 24,514	$ 21,064
Cost of products sold	27,696	25,512	19,016
Gross margin	(3,533)	(998)	2,048
Operating and other expenses (income):			
Research and development	3,424	5,306	5,925
Selling, general, and administrative	8,009	7,385	6,195
Gain on fires	-	-	(1,288)
Total operating and other expenses, net	11,433	12,691	10,832
Operating loss	(14,966)	(13,689)	(8,784)
Other income (expense):			
Interest income	702	958	1,456
Interest expense	(536)	(49)	-
Equity loss in affiliate	(2,338)	(818)	(80)
Gain on sale of securities	-	3,147	348
Miscellaneous (expense) income	(124)	209	(25)
Loss before income taxes	(17,262)	(10,242)	(7,085)
Income taxes	-	-	-
Net loss	$ (17,262)	$ (10,242)	$ (7,085)
Net loss per share, basic and diluted	$ (1.55)	$ (0.94)	$ (0.68)
Weighted average number of shares outstanding, basic and diluted	11,141	10,904	10,485

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ULTRALIFE BATTERIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(In Thousands, Except Common Stock Amounts)

	Common Stock			Accumulated Other Comprehensive Income (Loss)				
	Number of Shares	Amount	Capital in excess of Par Value	Foreign Currency Translation Adjustment	Unrealized Net Gain on Securities	Accumulated Deficit	Treasury Stock	Total
Balance as of June 30, 1998	10,512,386	$ 1,051	$ 93,605	$ 358	$ 1,010	$ (27,135)	$ (303)	$ 68,586
Comprehensive loss:								
Net loss						(7,085)		(7,085)
Other comprehensive loss, net of tax:								
Foreign currency translation adjustments				(459)				(459)
Unrealized net loss on securities					(642)			(642)
Other comprehensive loss								(1,101)
Comprehensive loss								(8,186)
Balance as of June 30, 1999	10,512,386	$ 1,051	$ 93,605	$ (101)	$ 368	$ (34,220)	$ (303)	$ 60,400
Comprehensive loss:								
Net loss						(10,242)		(10,242)
Other comprehensive loss, net of tax:								
Foreign currency translation adjustments				(590)				(590)
Unrealized net loss on securities					(366)			(366)
Other comprehensive loss								(956)
Comprehensive loss								(11,198)
Shares issued to affiliate	700,000	70	3,168					3,238
Shares issued under stock option plans and other stock options	197,900	20	2,017					2,037
Balance as of June 30, 2000	11,410,286	$ 1,141	$ 98,790	$ (691)	$ 2	$ (44,462)	$ (303)	$ 54,477
Comprehensive loss:								
Net loss						(17,262)		(17,262)
Other comprehensive loss, net of tax:								
Foreign currency translation adjustments				(368)				(368)
Unrealized net loss on securities					(1)			(1)
Other comprehensive loss								(369)
Comprehensive loss								(17,631)
Shares issued under stock option plans and other stock options	77,900	8	599					607
Balance as of June 30, 2001	11,488,186	$ 1,149	$ 99,389	$ (1,059)	$ 1	$ (61,724)	$ (303)	$ 37,453

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended June 30, 2001	2000	1999
OPERATING ACTIVITIES			
Net loss	$ (17,262)	$ (10,242)	$ (7,085)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	3,811	2,038	2,205
Gain on sale of securities	-	(3,147)	(348)
Equity loss in affiliate	2,338	818	80
Provision for loss on accounts receivable	(6)	42	271
Provision for inventory obsolescence	12	410	68
Changes in operating assets and liabilities:			
Accounts receivable	83	56	(779)
Inventories	381	(1,074)	(1,175)
Prepaid expenses and other current assets	265	936	32
Accounts payable and other current liabilities	708	(369)	(1,296)
Net cash used in operating activities	(9,670)	(10,532)	(8,027)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(4,367)	(2,946)	(3,427)
Investment in affiliates	-	(3,237)	-
Purchase of securities	(26,794)	(70,934)	(94,417)
Sales of securities	22,905	46,064	75,130
Maturities of securities	13,702	37,504	31,029
Net cash provided by investing activities	5,446	6,451	8,315
FINANCING ACTIVITIES			
Proceeds from issuance of common stock	607	5,275	-
Proceeds from issuance of debt	-	4,423	115
Principal payments under long-term debt and capital leases	(941)	(91)	(40)
Net cash (used in) provided by financing activities	(334)	9,607	75
Effect of exchange rate changes on cash	76	(590)	(459)
Change in cash and cash equivalents	(4,482)	4,936	(96)
Cash and cash equivalents at beginning of period	5,712	776	872
Cash and cash equivalents at end of period	$ 1,230	$ 5,712	$ 776
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 538	$ 42	$ 40
Cash paid for taxes	$ -	$ -	$ -

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Note 1-Summary of Operations and Significant Accounting Policies

a. *Description of Business*

Ultralife Batteries, Inc. (the "Company") develops, manufactures, and markets a wide range of standard and customized primary lithium and polymer rechargeable batteries. The Company's primary manufacturing and research and development (R&D) facility is in Newark, New York. The Company also maintains a production and R&D facility in Abingdon, England.

b. *Principles of Consolidation*

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the accounts of the Company and its wholly owned subsidiary, Ultralife Batteries UK, Ltd. ("Ultralife UK"). Intercompany accounts and transactions have been eliminated in consolidation. Investments in entities in which the Company does not have a controlling interest are accounted for using the equity method.

c. *Management's Use of Judgment and Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. *Cash Flows*

For purposes of the Consolidated Statements of Cash Flows, the Company considers all demand deposits with financial institutions and financial instruments with original maturities of three months or less to be cash equivalents.

e. *Available-for-Sale Securities*

Management determines the appropriate classification of securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Marketable equity securities and debt securities are classified as available-for-sale. These securities are carried at fair value, with the unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income. Realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in the determination of net income (loss) as gains (losses) on sale of securities.

f. *Inventories*

Inventories are stated at the lower of cost or market with cost determined under the first-in, first-out (FIFO) method.

(Dollars in Thousands, Except Per Share Amounts)

Note 1-Summary of Operations and Significant Accounting Policies (cont'd)

g. *Property, Plant and Equipment*

Property, plant and equipment are stated at cost. Estimated useful lives are as follows:

Buildings	20 years
Machinery and Equipment	5 – 10 years
Furniture and Fixtures	3 – 7 years
Computer Hardware and Software	3 – 5 years
Leasehold Improvements	Lease term

Depreciation and amortization are computed using the straight-line method. Betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized. Other repairs and maintenance costs are expensed when incurred. When sold, the cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in other income (expense).

h. *Impairment of Long-Lived Assets*

In the event that facts and circumstances indicate that the carrying amount of a long-lived asset may be impaired, an evaluation of recoverability would be performed. If an impairment is determined to exist, a loss is recognized to the extent the carrying value of the asset is in excess of its fair value. The Company did not record any impairments of long-lived assets in 2001, 2000 or 1999.

i. *Technology License Agreements*

Technology license agreements consist of the rights to patented technology and related technical information. The Company acquired two technology license agreements for an initial payment of $1,000 in May 1994 and $100 in September 1997. Royalties are payable at a rate of 8% and an initial rate of 4%, respectively, of the fair market value of each battery using the technology if the battery is sold or otherwise put into use by the Company. The royalties can be reduced under certain circumstances based on the terms of these agreements. The agreements are amortized using the straight-line method over 3 to 10 years. During 1998, in connection with the settlement of a lawsuit, the Company acquired an additional technology license agreement for $350, which expired in May 1999.

Amortization expense was $100, $100, and $407 in 2001, 2000, and 1999, respectively.

j. *Translation of Foreign Currency*

The financial statements of the Company's foreign affiliates are translated into U.S. dollar equivalents in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation". Exchange gains or losses included in net loss for the years ended June 30, 2001, 2000 and 1999 were not significant.

k. *Revenue Recognition*

Battery Sales

Revenues from the sale of batteries are recognized when products are shipped. A provision is made at that time for warranty costs expected to be incurred.

(Dollars in Thousands, Except Per Share Amounts)

Note 1-Summary of Operations and Significant Accounting Policies (cont'd)

Technology Contracts

The Company recognizes revenue using the percentage of completion method based on the relationship of costs incurred to date to the total estimated cost to complete the contract. Elements of cost include direct material, labor and overhead. If a loss on a contract is estimated, the full amount of the loss is recognized immediately. The Company allocates costs to all technology contracts based upon actual costs incurred including an allocation of certain research and development costs incurred. Under certain research and development arrangements with the U.S. Government, the Company may be required to transfer technology developed to the U.S. Government. The Company has accounted for the contracts in accordance with SFAS No. 68, "Research and Development Arrangements". The Company, where appropriate, has recognized a liability for amounts that may be repaid to third parties, or for revenue deferred until expenditures have been incurred.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101 "Revenue Recognition in Financial Statements". This guidance summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. This staff bulletin had no significant impact on the Company's revenue recognition policy or results of operations.

l. *Research and Development*

Research and development expenditures are charged to operations as incurred.

m. *Environmental Costs*

Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate, in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities". Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

n. *Income Taxes*

The liability method, prescribed by SFAS No. 109, "Accounting for Income Taxes", is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that may be in effect when the differences are expected to reverse. The Company recorded no income tax benefit relating to the net operating loss generated during the year ended June 30, 2001, 2000 and 1999, as such the loss was offset by a valuation allowance. A valuation allowance is required when it is more likely than not that the recorded value of a deferred tax asset will not be realized.

o. *Concentration of Credit Risk*

The Company had battery sales to a single customer amounting to $3,055, or 13% of total revenues in 2001; $2,937, or 12% of total revenues in 2000; and $4,192, or 20% of total revenues in 1999. The Company generally does not distribute its products to a concentrated geographical area nor is there a significant concentration of credit risks arising from individuals or groups of customers engaged in similar activities, or who have similar economic characteristics. The Company does not normally obtain collateral on trade accounts receivable.

(Dollars in Thousands, Except Per Share Amounts)

Note 1-Summary of Operations and Significant Accounting Policies (cont'd)

p. *Fair Value of Financial Instruments*

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The fair value of financial instruments pursuant to SFAS No. 107 approximated their carrying values at June 30, 2001, 2000 and 1999. Fair values have been determined through information obtained from market sources.

q. *Earnings per Share*

The Company accounts for net loss per common share in accordance with the provisions of SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires the reporting of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding for the period. Diluted EPS includes the dilutive effect of securities calculated using the treasury stock method, if any. No dilution for common share equivalents is included in fiscal 2001, 2000 and 1999 as the effects would be antidilutive. For all years reported, diluted earnings per share were the equivalent of basic earnings per share due to the net loss. There were 2,278,800, 2,202,380 and 1,733,960 outstanding stock options and warrants as of June 30, 2001, 2000 and 1999, respectively, that were not included in EPS for those periods as the effect would be antidilutive. See Note 7.

r. *Stock-Based Compensation*

The Company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," which requires compensation costs to be recognized based on the difference, if any, between the quoted market price of the stock on the grant date and the exercise price.

In March 2000, the FASB issued Interpretation (FIN) No. 44 "Accounting for Certain Transactions Involving Stock Compensation", which clarifies the application of APB Opinion No. 25 for certain issues. The interpretation was effective July 1, 2000, except for the provisions that relate to modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which were effective after December 15, 1998. The adoption of FIN No. 44 had no significant impact on the Company's financial statements.

s. *Segment Reporting*

The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has four operating segments. The basis for determining the Company's operating segments is the manner in which financial information is used by the Company in its operations. Management operates and organizes itself according to business units which comprise unique products and services across geographic locations.

t. *Other Accounting Pronouncements*

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was subsequently amended in June 1999 by SFAS No. 137, which required the Company to adopt SFAS No. 133 no later than the first quarter of fiscal 2001. SFAS No. 133 requires the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values are either to be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or for forecasted transactions, deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are

(Dollars in Thousands, Except Per Share Amounts)

Note 1-Summary of Operations and Significant Accounting Policies (cont'd)

recognized in earnings. The ineffective portion of a hedging derivative's change in fair value are immediately recognized in earnings.

As of July 1, 1999, the Company adopted SFAS No. 133. The Company, on occasion, has used derivative financial instruments for purposes other than trading and does so to reduce its exposure to fluctuations in foreign currency exchange rates. As of June 30, 2001, the Company did not have any outstanding derivative financial instruments.

Note 2-Investments

The following is a summary of available-for-sale securities:

June 30, 2001	Cost	Unrealized Gain	Estimated Fair Value
Commercial Paper and other	$ 613	$ -	$ 613
U.S. corporate bonds	2,499	1	2,500
	$ 3,112	$ 1	$ 3,113

June 30, 2000	Cost	Unrealized Gain	Estimated Fair Value
Commercial Paper and other	$ 9,427	$ -	$ 9,427
U.S. corporate bonds	3,496	-	3,496
Total debt securities	12,923	-	12,923
Intermagnetics General Corporation Equity Securities	2	2	4
	$ 12,925	$ 2	$ 12,927

The Company has instructed its investment fund managers to invest in conservative, investment grade securities with average maturities of less than three years. In fiscal 2000 and 1999, the Company realized gains on sales of securities of $3,147 and $348, respectively, relating to the sale of portions of the Company's investment in Intermagnetics General Corporation.

Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties or the Company may sell the securities to meet their ongoing and potential future cash needs.

The following is a summary of the Company's investment periods:

	June 30,	
At Cost:	2001	2000
Less than one year	$1,112	$10,429
More than one year	2,000	2,496
Total	$3,112	$12,925

(Dollars in Thousands, Except Per Share Amounts)

Note 3-Supplemental Balance Sheet Information

The composition of inventories was:

	June 30, 2001	June 30, 2000
Raw materials	$2,595	$3,032
Work in process	1,233	1,427
Finished products	1,872	1,622
	5,700	6,081
Less: Reserve for obsolescence	411	399
	$5,289	$5,682

The composition of property, plant and equipment was:

	2001	2000
Land	$ 123	$ 123
Buildings and Leasehold Improvements	1,608	1,202
Machinery and Equipment	37,891	18,638
Furniture and Fixtures	291	196
Computer Hardware and Software	1,375	1,041
Construction in Progress	2,984	19,149
	44,272	40,349
Less: Accumulated Depreciation	11,275	7,564
	$32,997	$32,785

In July 2000, $16,500 of amounts in Construction in Progress were completed and placed in service. As a result, those assets were transferred to their respective property and equipment component.

Note 4—Operating Leases

The Company leases various buildings, machinery, land, automobiles and office equipment. Rental expenses for all operating leases were approximately $500, $333 and $379 for the years ended June 30, 2001, 2000 and 1999, respectively. Future minimum lease payments under noncancelable operating leases as of June 30, 2001 are as follows: 2002 - $740, 2003 - $689, 2004 - $681, 2005 - $664, and thereafter - $1,802. The above amounts do not include contingent or additional rent.

In March 2001, the Company entered into a $2,000 lease for certain new manufacturing equipment with a third party. A portion of the lease covered assets purchased by the Company within six months of commencing the lease and, therefore, was accounted for as a sale and leaseback transaction. Proceeds of the sale and leaseback transaction totaled $1,800 which equaled the book value of the equipment. The lease is accounted for as an operating lease with quarterly lease payments of approximately $115 over the next 5 years.

Note 5-Long-term Debt and Capital Leases

Credit Facility

In June 2000, the Company entered into a $20,000 secured credit facility with a lending institution. The financing agreement consists of an initial $12,000 term loan component (of which $3,333 was outstanding at June 30, 2001) and a revolving credit facility component for an initial $8,000, based on eligible net accounts receivable (as defined) and eligible net inventory (as defined). There was no balance outstanding on the revolving credit facility component as of June 30, 2001. The amount available under the term loan component amortizes over time. Principal and interest are paid monthly on outstanding amounts borrowed.

(Dollars in Thousands, Except Per Share Amounts)

Note 5-Long-term Debt and Capital Leases (cont'd)

The loans bear interest at the prime rate or other LIBOR-based rate options at the discretion of the Company. At June 30, 2001, the rate was 6.56%. The Company also pays a facility fee on the unused portion of the commitment. The loan is secured by substantially all of the Company's assets and the Company is precluded from paying dividends under the terms of the agreement. The total amount available under the term loan component is reduced by outstanding letters of credit. The Company had $1,900,000 outstanding on a letter of credit as of June 30, 2001 and the Company's additional borrowing capacity as of June 30, 2001 was approximately $6,900,000. The Company is required to maintain specified tangible net worth levels throughout the agreement. At June 30, 2001, the Company is in compliance with this restriction.

Debt issue costs amounting to $198 were incurred in connection with the initiation of the term of the agreement and are being amortized over the life of the agreement.

New York Power Authority

In May 1999, the Company borrowed approximately $150 from New York Power Authority (NYPA) that was used toward the construction of a solvent recovery system. The annual interest rate on the loan is 6%. The loan is being repaid in 24 equal monthly payments and expired in July 2001.

Capital Leases

The Company has two capital leases. The first is a capital lease commitment for the Newark, New York facility which provides for payments of $50 per year through December 2001 and $28 per year from December 2002 through 2007. Remaining interest on the lease approximates $68. At the end of this lease term, the Company is required to purchase the facility for one dollar. The second capital lease is for computer equipment. The lease expires in 2003 and requires monthly payments of approximately $13.

Payment Schedule

Principal payments under the current amount outstanding of the long term debt and capital leases is as follows:

	CREDIT FACILITY	NYPA	CAPITAL LEASES		TOTAL
			Building	Equipment	
Fiscal 2002	$ 867	$ 18	$ 33	$147	$1,065
2003	800	-	15	65	880
2004	800	-	16	-	816
2005	800	-	18	-	818
2006	66	-	68	-	134
	$3,333	$ 18	$150	$212	$3,713
Less: Current portion	$ 867	$ 18	$ 33	$147	1,065
Long Term	$2,466	$ -	$117	$ 65	$2,648

(Dollars in Thousands, Except Per Share Amounts)

Note 5-Long-term Debt and Capital Leases (cont'd)

Letters of Credit

In conjunction with the purchase/lease agreement to acquire the Company's Newark, New York facilities, the Company has a letter of credit in the amount of $180, which expires in 2007. Additionally, the Company maintains a $360 letter of credit for computer equipment, which expires in 2002. Lastly, in connection with the operating lease entered into in fiscal 2001, the Company maintains a $1,900 letter of credit, which expires in March 2006.

Note 6-Commitments and Contingencies

a. *China Program*

In July 1992, the Company entered into several agreements related to the establishment of a manufacturing facility in China for the production and distribution of batteries. The Company made an investment of $284 of a total anticipated investment of $405 which would represent a 15% interest in the China Program and accounted for this investment using the cost method. Changzhou Ultra Power Battery Co., Ltd., a company organized in China ("China Battery"), purchased from the Company certain technology, equipment, training and consulting services relating to the design and operation of a lithium battery manufacturing plant. China Battery was required to pay approximately $6,000 to the Company over the first two years of the agreement, of which approximately $5,600 has been paid. The Company has been attempting to collect the balance due under this contract. China Battery has indicated that these payments will not be made until certain contractual issues have been resolved. Due to the Chinese partner's questionable willingness to pay, the Company wrote off in fiscal 1997 the entire balance owed to the Company as well as the Company's investment. In December 1997, China Battery sent to the Company a letter demanding reimbursement of losses they have incurred plus a refund for certain equipment that the Company sold to China Battery. Although China Battery has not taken any additional steps, there can be no assurance that China Battery will not further pursue such a claim, which, if successful, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that such a claim is without merit.

b. *Indemnity Agreement*

The Company has an Indemnity Agreement with each member of its Board of Directors and corporate officers. The agreement provides that the Company will reimburse directors or officers for all expenses, to the fullest extent permitted by law and the Company by-laws, arising out of their performance as agents or trustees of the Company.

c. *Purchase Commitments*

As of June 30, 2001, the Company has made commitments to purchase approximately $1,640 of production machinery and equipment.

d. *Royalty Agreement*

Technology underlying certain products of the Company are based in part as non-exclusive transfer agreements. The Company made an original payment for such technology and is required to make royalty and other payments in the future which incorporate the licensed technology.

(Dollars in Thousands, Except Per Share Amounts)

Note 6-Commitments and Contingencies (cont'd)

e. *Legal Matters*

The Company is subject to legal proceedings and claims which arise in the normal course of business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

In May 1997, William Boyd, the principal of Aerospace Energy Systems, Inc., and Leland J. Coleman commenced an action against the Company and Loeb Partners Corporation ("Loeb"), an investment firm, in the U.S. District Court for the Southern District Court of New York alleging that they had entered into a contract with Loeb to arrange for the acquisition of Dowty Group, PLC and that the Company tortuously interfered with their contract and business opportunity. The Company maintained that the claim against it, for $25 million, was without merit. After a jury trial in December of 1999, the case was dismissed. Plaintiffs appealed, and on October 19, 2000 the United States Court of Appeals for the Second Circuit affirmed the dismissal. The time to appeal expired January 17, 2001. Accordingly, the judgment of dismissal is final and the Company will incur no liability in this action.

In August 1998, the Company, its Directors, and certain underwriters were named as defendants in a complaint filed in the United States District Court for the District of New Jersey by certain shareholders, purportedly on behalf of a class of shareholders, alleging that the defendants, during the period April 30, 1998 through June 12, 1998, violated various provisions of the federal securities laws in connection with an offering of 2,500,000 shares of the Company's Common Stock. The complaint alleged that the Company's offering documents were materially incomplete, and as a result misleading, and that the purported class members purchased the Company's Common Stock at artificially inflated prices and were damaged thereby. Upon a motion made on behalf of the Company, the Court dismissed the shareholder action, without prejudice, allowing the complaint to be refiled. The shareholder action was subsequently refiled, asserting substantially the same claims as in the prior pleading. The Company again moved to dismiss the complaint. By Opinion and Order dated September 28, 2000, the Court dismissed the action, this time with prejudice, thereby barring plaintiffs from any further amendments to their complaint and directing that the case be closed. Plaintiffs filed a Notice of Appeal to the Third Circuit Court of Appeals and the parties submitted their briefs. Subsequently, the parties notified the Court of Appeals that they had reached an agreement in principle to resolve the outstanding appeal and settle the case upon terms and conditions which require submission to the District Court for approval. Upon application of the parties and in order to facilitate the parties' pursuit of settlement, the Court of Appeals issued an Order dated May 18, 2001 adjourning oral argument on the appeal for a period of at least 120 days, and remanded the case to the District Court for further proceedings in connection with the proposed settlement. In the event settlement is not reached, the Company will continue to defend the case vigorously. The amount of alleged damages, if any, cannot be quantified, nor can the outcome of this litigation be predicted. Accordingly, management cannot determine whether the ultimate resolution of this litigation could have a material adverse effect on the Company's financial position and results of operations.

In conjunction with the Company's purchase/lease of its Newark, New York facility in 1998, the Company entered into a payment-in-lieu of tax agreement which provides the Company with real estate tax concessions upon meeting certain conditions. In connection with this agreement, the Company received an environmental assessment, which revealed contaminated soil. The assessment indicated potential actions that the Company may be required to undertake upon notification by the environmental authorities. The assessment also proposed that a second assessment be completed and provided an estimate of total potential costs to remediate the soil of $230. However, there can be no assurance that this will be the maximum cost. The Company entered into an agreement whereby a third party has agreed to reimburse the Company for fifty percent of the costs associated with this matter. Test sampling occurred in the fourth quarter of fiscal 2001 and the Company is awaiting the final engineering report. The ultimate resolution of this matter may have a significant adverse impact on the results of operations in the period in which it is resolved.

(Dollars in Thousands, Except Per Share Amounts)

Note 7-Shareholders' Equity

a. *Preferred Stock*

The Company has authorized 1,000,000 shares of preferred stock, with a par value of $0.10 per share. At June 30, 2001, no preferred shares were issued or outstanding.

b. *Common Stock*

In May of 1998, the Company sold 2,500,000 shares of Common Stock at $12.50 per share, resulting in gross proceeds of $31,250 and net proceeds of $28,551 to the Company.

In June of 1998, the shareholders approved an increase in the number of authorized shares of Common Stock from 12,000,000 to 20,000,000.

In December of 2000, the shareholders approved an increase in the number of authorized shares of Common Stock from 20,000,000 to 40,000,000.

c. *Stock Options*

The Company sponsors several stock-based compensation plans, all of which are accounted for under the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense for its stock-based compensation plans has been recognized in the Company's Consolidated Statements of Operations. The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation". If the Company had elected to recognize compensation expense for all of the Company's stock-based compensation based on the fair value of the options at grant date as prescribed by SFAS No.123, the Company's net loss would have been $19,597, $12,333 and $8,043 for the years ended June 30, 2001, 2000 and 1999, compared with the reported losses of $17,262, $10,242 and $7,085. Loss per share would have been $1.75, $1.13 and $0.77 in the years ended June 30, 2001, 2000 and 1999, respectively, as compared to reported loss per share of $1.55, $0.94 and $0.68, respectively. The effect of SFAS No. 123 in the pro forma disclosures may not be indicative of future amounts.

For purposes of this disclosure, the fair value of each fixed option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2001, 2000, and 1999:

	2001	2000	1999
Risk-free interest rate	4.8%	6.4%	5.3%
Volatility factor	75.8%	74.1%	68.2%
Weighted average expected life (years)	4	6	5
Weighted average fair value of options granted	$3.56	$5.48	$5.48

The shareholders of the Company have approved four stock option plans that permit the grant of options. In addition, the shareholders of the Company have approved the grant of options outside of these plans. Under the 1991 stock option plan, 100,000 shares of Common Stock were reserved for grant to key employees and consultants of the Company. These options expired on September 13, 2001, at which date the plan terminated. All options granted under the 1991 plan were NQSOs.

The shareholders of the Company have also approved a 1992 stock option plan that is substantially the same as the 1991 stock option plan. The shareholders approved reservation of 1,150,000 shares of Common Stock for grant under the plan. During 1997, the Board of Directors approved an amendment to the plan increasing the number of shares of Common Stock reserved by 500,000 to 1,650,000. Options granted under the 1992 plan are either ISO's or NQSO's. Key employees are eligible

(Dollars in Thousands, Except Per Share Amounts)

Note 7-Shareholders' Equity (cont'd)

to receive ISO's and NQSO's; however, directors and consultants are eligible to receive only NQSO's. As of June 30, 2001, there are 41,290 shares available for grant.

Effective March 1, 1995, the Company established the 1995 stock option plan and granted the former Chief Executive Officer ("CEO") options to purchase 100,000 shares at $14.25 per share under this plan. Of these shares, 60,000 vested prior to his termination and subsequently expired on March 1, 2001. There were no other grants under the 1995 stock option plan. In October 1992, the Company granted, to the former CEO, options to purchase 225,000 shares of Common Stock at $9.75 per share outside of any of the stock option plans. The options vested through June 1997 and expire in October 2002.

Effective July 12, 1999, the Company granted the current CEO options to purchase 500,000 shares of Common Stock at $5.19 per share outside of any of the stock option plans. Of these, 50,000 options were exercisable on the grant date, and the remaining options are exercisable in annual increments of 90,000 over a five-year period commencing July 12, 2000 through July 12, 2004, and expire on July 12, 2005.

Effective December 2000, the Company established the 2000 stock option plan which is substantially the same as the 1991 stock option plan. The shareholders approved reservation of 500,000 shares of Common Stock for grant under the plan. Options granted under the 2000 plan are either ISO's or NQSO's. Key employees are eligible to receive ISO's and NQSO's; however, directors and consultants are eligible to receive only NQSO's. As of June 30, 2001, there are 269,400 shares available for grant.

The following table summarizes data for the stock options issued by the Company:

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price Per Share	Number Of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Shares under option at beginning of year	2,189,880	$8.68	1,721,460	$10.16	1,661,900	$10.96
Options granted	341,600	$7.06	1,033,500	$ 6.59	338,000	$ 6.44
Options exercised	(77,900)	$7.77	(202,000)	$10.22	-	$ -
Options canceled	(187,280)	$14.28	(363,080)	$ 8.94	(278,440)	$10.31
Shares under option at end of year	2,266,300	$7.95	2,189,880	$ 8.68	1,721,460	$10.16
Options exercisable at end of year	675,480	$10.09	633,320	$10.49	1,073,240	$10.98

(Dollars in Thousands, Except Per Share Amounts)

Note 7-Shareholders' Equity (cont'd)

The following table represents additional information about stock options outstanding at June 30, 2001:

Options Outstanding				Options Exercisable	
Range of Exercise_Prices	Number Outstanding at June 30, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at June 30, 2001	Weighted-Average Exercise Price
$3.56 - $5.19	588,300	3.98	$5.12	24,500	$4.71
$5.38 - $7.38	757,100	4.99	$6.82	97,300	$6.73
$7.75 - $9.75	570,350	1.77	$9.20	366,400	$9.30
$9.88 - $20.25	350,550	2.53	$12.87	187,280	$14.08
$3.56 - $20.25	2,266,300	3.53	$7.95	675,480	$10.09

d. *Warrants*

In March 1998, the Company issued warrants to purchase 12,500 shares of its Common Stock to the Empire State Development Corporation in connection with a $500 grant. Proceeds of the grant were used to fund certain equipment purchases and are contingent upon the Company achieving and maintaining minimum employment levels. The remaining unamortized balance of $150 relating to the grant is included in other current liabilities in the accompanying Consolidated Balance Sheet as of June 30, 2001. The warrants may be exercised through December 31, 2002 at an exercise price equal to 60% of the average closing price for the 10 trading days preceding the exercise date, but not less than the average closing price of the Company's Common Stock during the 20 trading days prior to the grant.

e. *Reserved Shares*

The Company has reserved 2,588,200 shares of Common Stock under the various stock option plans and warrants as of June 30, 2001, and 2,266,225 and 1,953,000 as of June 30, 2000 and 1999, respectively.

Note 8-Income Taxes

Foreign and domestic loss carryforwards totaling approximately $62,000 are available to reduce future taxable income. Foreign loss carryforwards of $7,400 can be carried forward indefinitely. The domestic net operating loss carryforward of $54,600 expires through 2021. If it is determined that a change in ownership as defined under Internal Revenue Code Section 382 has occurred, the net operating loss carryforward will be subject to an annual limitation.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The Company increased its valuation allowance by approximately $3,143, $2,445 and $2,901 for the years ended June 30, 2001, 2000 and 1999, respectively, to offset the deferred tax assets based on the Company's estimates of its future earnings and the expected timing of temporary difference reversals.

(Dollars in Thousands, Except Per Share Amounts)

Note 8-Income Taxes (cont'd)

Significant components of the Company's deferred tax liabilities and assets as of June 30 are as follows:

	2001	2000
Deferred tax liabilities:		
Unrealized gain on securities	$ 1	$ 1
Tax over book depreciation	913	1,031
Total deferred tax liabilities	914	1,032
Deferred tax assets:		
Net operating loss carryforward	18,560	15,509
Other	456	482
Total deferred tax assets	19,016	15,991
Valuation allowance for deferred assets	(18,102)	(14,959)
Net deferred tax assets	914	1,032
Net deferred income taxes	$ -	$ -

There were no income taxes paid for the years ended June 30, 2001, 2000 and 1999. For financial reporting purposes, income (loss) from continuing operations before income taxes included the following:

		June 30,	
	2001	2000	1999
United States	$ (13,999)	$ (7,658)	$(7,830)
Foreign	(3,263)	(2,584)	745
Total	$ (17,262)	$(10,242)	$(7,085)

There are no undistributed earnings of Ultralife UK, the Company's foreign subsidiary, at June 30, 2001.

Note 9-401(k) Plan

The Company maintains a defined contribution 401(k) plan covering substantially all employees. Employees can contribute a portion of their salary or wages as prescribed under Section 401(k) of the Internal Revenue Code and, subject to certain limitations, the Company may, at the Board of Directors discretion, authorize an employer contribution based on a portion of the employees' contributions. Effective January 1, 2001, the Board of Directors approved Company matching of employee contributions up to a maximum of 4% of the employee's income. Prior to this, the maximum contribution for participants was 3%. For the years ended June 30, 2001, 2000 and 1999, the Company contributed $234, $150 and $177, respectively.

Note 10-Related Party Transactions

During 2000 and 1999, the Company sold the majority of its investment in Intermagnetics General Corporation (IGC) common stock and realized gains on sales of securities of $3,147 and $348, respectively. IGC is considered a related party since certain directors of the Company serve as officers or directors of IGC.

(Dollars in Thousands, Except Per Share Amounts)

Note 11-Business Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company reports its results in four operating segments: Primary Batteries, Rechargeable Batteries, Technology Contracts and Corporate. The Primary Batteries segment includes 9-volt batteries, cylindrical batteries and various specialty batteries. The Rechargeable Batteries segment consists of the Company's polymer rechargeable batteries. The Technology Contracts segment includes revenues and related costs associated with various government and military development contracts. The Corporate segment consists of all other items that do not specifically relate to the three other segments and are not considered in the performance of the other segments.

2001

	Primary Batteries	Rechargeable Batteries	Technology Contracts	Corporate	Total
Revenues	$22,105	$ 370	$1,688	$ -	$ 24,163
Segment contribution	$ 443	$(7,551)	$ 151	$(8,009)	$(14,966)
Interest income, net				$ 166	$ 166
Other income (expense), net				$(2,462)	$ (2,462)
Income taxes				$ -	$ -
Net loss					$(17,262)
Long-lived assets	$11,628	$19,490	$ 280	$ 1,882	$33,280
Total assets	$18,609	$21,166	$ 303	$ 7,125	$47,203
Capital expenditures	$ 2,241	$ 1,382	$ -	$ 744	$ 4,367
Depreciation and amortization expense	$ 1,159	$ 2,153	$ 1	$ 498	$ 3,811

2000

	Primary Batteries	Rechargeable Batteries	Technology Contracts	Corporate	Total
Revenues	$ 21,840	$ 25	$ 2,649	$ -	$ 24,514
Segment contribution	$ (1,244)	$ (5,306)	$ 246	$ (7,385)	$ (13,689)
Interest income, net				$ 909	$ 909
Other income (expense), net				$ 2,538	$ 2,538
Income taxes				$ -	$ -
Net loss					$ (10,242)
Long-lived assets	$ 10,892	$ 19,985	$ 281	$ 4,349	$ 35,507
Total assets	$ 19,171	$ 20,632	$ 493	$ 24,164	$ 64,460
Capital expenditures	$ 1,377	$ 1,012	$ -	$ 557	$ 2,946
Depreciation and amortization expense	$ 1,128	$ 591	$ 1	$ 318	$ 2,038

(Dollars in Thousands, Except Per Share Amounts)

Note 11-Business Segment Information (cont'd)

1999

	Primary Batteries	Rechargeable Batteries	Technology Contracts	Corporate	Total
Revenues	$19,559	$ 49	$1,456	$ -	$21,064
Segment contribution	$ 2,651	$ (5,537)	$ 297	$ (6,195)	$(8,784)
Interest income, net				$ 1,456	$ 1,456
Other income (expense), net				$ 243	$ 243
Income taxes				$ -	$ -
Net loss					$(7,085)
Long-lived assets	$ 7,776	$ 19,525	$ 264	$ 4,615	$ 32,180
Total assets	$ 16,494	$ 19,554	$ 735	$ 29,637	$ 66,420
Capital expenditures	$ 1,798	$ 1,036	$ 20	$ 573	$ 3,427
Depreciation and amortization expense	$ 952	$ 898	$ 66	$ 289	$ 2,205

Geographical Information

	Revenues			Long-lived Assets		
	2001	2000	1999	2001	2000	1999
United States	$15,715	$ 13,587	$ 10,504	$29,139	$30,685	$ 26,532
United Kingdom	1,797	2,874	3,423	4,141	4,822	5,648
Hong Kong	3,347	3,211	4,423	-	-	-
Europe, excluding United Kingdom	1,572	2,812	1,671	-	-	-
Other	1,732	2,030	1,043	-	-	-
Total	$24,163	$ 24,514	$ 21,064	$33,280	$35,507	$ 32,180

Note 12-Investment in Affiliate

In December 1998, the Company announced the formation of a venture with PGT Energy Corporation (PGT), together with a group of investors, to produce Ultralife's polymer rechargeable batteries in Taiwan. During fiscal 2000, Ultralife provided the venture, named Ultralife Taiwan, Inc. (UTI), with its proprietary technology and 700,000 shares of Ultralife Common Stock, in exchange for approximately a 46% ownership interest. Ultralife holds half the seats on UTI's board of directors. PGT and the group of investors funded UTI with $21,250 in cash and hold the remaining seats on the board. Due to stock granted to certain UTI employees in fiscal 2001, the Company's equity interest was reduced to 41%. This investment is accounted for using the equity method of accounting.

Summarized financial statement information for the unconsolidated venture is as follows:

Condensed Statements of Operations	(unaudited) Year Ended June 30,		
	2001	2000	1999
Net revenue	$ -	$ -	$ -
Cost of Sales	-	-	-
Operating loss	(7,540)	(1,897)	(205)
Net loss	(6,637)	(1,778)	(174)

(Dollars in Thousands, Except Per Share Amounts)

Note 12-Investment in Affiliate (cont'd)

Condensed Balance Sheets	June 30, 2001	June 30, 2000
Current assets	$11,577	$17,125
Non-current assets	35,238	23,005
	$46,815	$40,130
Current liabilities	$ 2,663	$ 4,446
Non-current liabilities	6,362	-
Shareholders' equity	37,790	35,684
	$46,815	$40,130

Note 13 – Subsequent Event

On July 20, 2001, the Company completed a $6,800 private placement of 1,090,000 shares of its common stock at $6.25 per share. In conjunction with the offering, warrants to acquire up to 109,000 shares of common stock were granted. The exercise price of the warrants is $6.25 per share and the warrants have a five-year term.

Note 14 – Selected Quarterly Information (unaudited)

The following table presents reported net revenues, gross margin (net sales less cost of products sold), net loss and net loss per share, basic and diluted, for each quarter during the past two years:

	Quarter ended				
Fiscal 2001	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Full Year
Revenues	$ 6,851	$ 5,290	$ 5,817	$ 6,205	$ 24,163
Gross margin	(452)	(1,699)	(731)	(651)	(3,533)
Net loss	(3,104)	(5,737)	(3,921)	(4,500)	(17,262)
Net loss per share, basic and diluted	(0.28)	(0.51)	(0.35)	(0.40)	(1.55)

	Quarter ended				
Fiscal 2000	Sept. 30, 1999	Dec. 31, 1999	March 31, 2000	June 30, 2000	Full Year
Revenues	$6,225	$6,677	$6,199	$5,413	$24,514
Gross margin	419	302	(1,005)	(714)	(998)
Net loss	(1,926)	(2,989)	(1,205)	(4,122)	(10,242)
Net loss per share, basic and diluted	(0.18)	(0.28)	(0.11)	(0.37)	(0.94)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

The information required by Part III and each of the following items is omitted from this Report and presented in the Company's definitive proxy statement ("Proxy Statement") to be filed pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this Report, in connection with the Company's 2001 Annual Meeting of Shareholders, which information included therein is incorporated herein by reference.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The section entitled "Directors and Executive Officers of the Registrant" in the Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The section entitled "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The section entitled "Certain Transactions" in the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

Financial Statements

Reference is made to Item 8 of Part II hereof.

Financial Statement Schedules

Schedules other than those listed above have been omitted as they are either not required, are not applicable, or the information called for is shown in the financial statements or notes thereto.

Reports on Form 8-K

None.

Exhibits

Reference is made to the Index to Exhibits accompanying this Form 10-K as filed with the Securities and Exchange Commission. The Company will furnish to any shareholder, upon written request, any exhibit listed in such Index to Exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRALIFE BATTERIES, INC.

Date: September 25, 2001

By: /s/John D. Kavazanjian
John D. Kavazanjian
President and
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: September 25, 2001	/s/John D. Kavazanjian John D. Kavazanjian President, Chief Executive Officer and Director
Date: September 25, 2001	/s/Robert W. Fishback Robert W. Fishback Vice President - Finance and Chief Financial Officer (Principal Financial Officer)
Date: September 25, 2001	/s/Joseph C. Abeles Joseph C. Abeles (Director)
Date: September 25, 2001	/s/Joseph N. Barrella Joseph N. Barrella (Director)
Date: September 25, 2001	/s/Patricia C. Barron Patricia C. Barron (Director)
Date: September 25, 2001	/s/Daniel W. Christman Daniel W. Christman (Director)
Date: September 25, 2001	/s/Arthur M. Lieberman Arthur M. Lieberman (Director)
Date: September 25, 2001	/s/Carl H. Rosner Carl H. Rosner (Director)
Date: September 25, 2001	/s/Ranjit Singh Ranjit Singh (Director)

Directors

Joseph C. Abeles	Treasurer, Ultralife Batteries, Inc., Private investor
Joseph N. Barrella	Senior Vice President of Business Development, Ultralife Batteries, Inc.
Patricia C. Barron	Professor, Stern School of Business, New York University
Daniel W. Christman	Lt. General (Ret.), Executive Director, Kimsey Foundation
John D. Kavazanjian	President and Chief Executive Officer, Ultralife Batteries, Inc.
Arthur M. Lieberman	Chairman of the Board, Ultralife Batteries, Inc., Sr. Partner, Lieberman & Nowak
Carl H. Rosner	Chairman of the Board, Intermagnetics General Corp.
Ranjit Singh	Consultant to software and mobile services industries

Officers and Executive Staff

John D. Kavazanjian	President and Chief Executive Officer
Joseph N. Barrella	Senior Vice President of Business Development
Julius M. Cirin	Vice President, Corporate Marketing
Peter F. Comerford	Vice President of Administration and General Counsel
Eric R. Dix	Vice President and General Manager, Rechargeable Batteries
Robert W. Fishback	Vice President of Finance and Chief Financial Officer
Patrick R. Hanna, Jr.	Director, Corporate Business Strategy
Nancy C. Naigle	Vice President, Worldwide Sales
Colin Newnham	Managing Director, Ultralife Batteries (UK) Ltd.
William A. Schmitz	Vice President and General Manager, Primary Batteries

Trademark

ULTRALIFE is a registered trademark and Ultralife Polymer, Ultralife HiRate, and The new power generation, are trademarks of Ultralife Batteries, Inc. All other trademarks mentioned in this document are the property of their respective owners.

Corporate Office

Ultralife Batteries, Inc.
2000 Technology Parkway
Newark, NY 14513

Annual Shareholders Meeting

Shareholders are invited to attend the Company's Annual Meeting on December 5, 2001 at 10:30 a.m. The meeting will be held at the Chase Conference Center, 270 Park Avenue, 11th Floor, New York, NY.

Transfer Agent

American Stock Transfer
6201 Fifteenth Avenue
Brooklyn, NY 11219

Form 10-K

Shareholders may obtain a copy of Ultralife Batteries, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 30, 2001, free of charge, by writing to the corporate office listed above. Attention: Peter F. Comerford, Secretary.

The new power generation...™

Corporate Headquarters

Ultralife Batteries, Inc.
2000 Technology Parkway
Newark, NY 14513

315-332-7100
www.ultralifebatteries.com

ULTRALIFE BATTERIES, INC.
2000 TECHNOLOGY PARKWAY
NEWARK, NEW YORK 14513

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 5, 2001

Notice is hereby given that the 2001 Annual Meeting of Stockholders (the "Meeting") of Ultralife Batteries, Inc. (the "Company") will be held on Wednesday, December 5, 2001 at 10:30 A.M. at the Chase Conference Center, 270 Park Avenue, 11th Floor, New York, New York 10017 for the following purposes:

1. To elect directors for a term of one year and until their successors are duly elected and qualified.

2. To approve and ratify the selection of Arthur Andersen LLP as the Company's independent auditors for the fiscal year ending June 30, 2002.

3. To transact such other business as may properly come before the Meeting and any adjournments thereof.

Only stockholders of record of Common Stock, par value $.10 per share, of the Company at the close of business on October 10, 2001 are entitled to receive notice of, and to vote at and attend the Meeting. If you do not expect to be present, you are requested to fill in, date and sign the enclosed Proxy, which is solicited by the Board of Directors of the Company, and to return it promptly in the enclosed envelope. In the event you decide to attend the Meeting in person, you may, if you desire, revoke your proxy and vote your shares in person.

The Company's Annual Report to Stockholders for the fiscal year ended June 30, 2001, which includes the Company's Form 10-K, is enclosed.

By Order of the Board of Directors
Arthur M. Lieberman
Chairman of the Board of Directors

Dated: October 26, 2001

IMPORTANT
REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

ULTRALIFE BATTERIES, INC.
2000 TECHNOLOGY PARKWAY
NEWARK, NEW YORK 14513
(315) 332-7100

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 5, 2001

INFORMATION CONCERNING SOLICITATION AND VOTING

This proxy statement is furnished to stockholders in connection with the solicitation of proxies by the Board of Directors of Ultralife Batteries, Inc. (the "Company") for use at the 2001 Annual Meeting of Stockholders (the "Meeting") to be held on Wednesday, December 5, 2001 at 10:30 A.M. and at any adjournments thereof. The Meeting will be held at the Chase Conference Center, 270 Park Avenue, 11th Floor, New York, New York 10017.

When a proxy is returned properly signed, the shares represented thereby will be voted in accordance with the stockholder's directions. If the proxy is signed and returned without choices having been specified, the shares will be voted FOR the election of each director-nominee named herein, and FOR each of the other proposals identified herein. If for any reason any of the nominees for election as directors shall become unavailable for election, discretionary authority may be exercised by the proxies to vote for substitute nominees proposed by the Board of Directors of the Company. A stockholder has the right to revoke a previously granted proxy at any time before it is voted by filing with the Secretary of the Company a written notice of revocation, or a duly executed later-dated proxy, or by requesting return of the proxy at the Meeting and voting in person.

Only stockholders of record at the close of business on October 10, 2001 are entitled to notice of, and to vote at, the Meeting. As of October 10, 2001, there were 12,578,186 shares of the Company's Common Stock, par value $.10 per share ("Common Stock"), outstanding, each entitled to one vote per share at the Meeting.[1] A majority of the outstanding shares of Common Stock, represented in person or by proxy at the Meeting, will constitute a quorum for the transaction of all business. Pursuant to the provisions of the Delaware General Corporation Law, directors shall be elected by a plurality of the votes cast by the holders of shares of Common Stock present in person or represented by proxy at the Meeting and entitled to vote at the Meeting. Because directors are elected by a plurality of the votes cast, withholding authority to vote with respect to one or more nominees will have no effect on the outcome of the election, although such shares would be counted as present for purposes of determining the existence of a quorum. Similarly, any broker non-votes (which occur when shares held by brokers or nominees for beneficial owners are voted on some matters but not on others in the absence of instructions from the beneficial owner) are not considered to be votes cast and therefore would have no effect on the outcome of the election of directors, although they would be counted for quorum purposes. The affirmative vote of holders of a majority of the shares of Common Stock represented at the Meeting and entitled to vote on the proposal to ratify the Company's auditors is required for approval of that proposal. Accordingly, abstentions and any broker non-votes, since they are considered to be represented at the Meeting, would have the same effect as votes cast against that proposal.

The cost of solicitation of proxies will be borne by the Company. In addition to the solicitation of proxies by use of the mails, some of the officers, directors and regular employees of the Company,

---

[1] Prior to subtraction of 27,250 treasury shares and 231,980 shares out of 700,000 shares owned by Ultralife Taiwan, Inc., a Taiwanese venture of which the Company owns approximately 33%.

without extra remuneration, may solicit proxies personally or by telephone, telefax or similar transmission. The Company will reimburse record holders for expenses in forwarding proxies and proxy soliciting material to the beneficial owners of the shares held by them.

The approximate date on which the enclosed form of proxy and this proxy statement are first being sent to stockholders of the Company is November 7, 2001.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board of Directors currently has eight directors, seven of whom are running for reelection and one of whom, Daniel W. Christman, was appointed by the Board of Directors on August 29, 2001 to fill the vacancy left by Richard A. Hansen, who resigned from the Board of Directors on June 29, 2001. Directors are elected by a plurality of the votes cast by the stockholders of the Company at a stockholders meeting at which a quorum of shares is represented. Each director shall serve until the next annual meeting of stockholders and until the successors of such directors shall have been elected and qualified. The names of, and certain information with respect to, the persons nominated for election as directors are presented on the following pages.

Name	Age	Present Principal Occupation and Employment History
Arthur M. Lieberman	66	Mr. Lieberman has been a director since March 1991 and Chairman of the Board since January 1999. Mr. Lieberman is a founder of, and since 1981 has been the senior partner of, Lieberman & Nowak, a legal firm specializing in intellectual property law which for many years has represented clients in the battery industry and related fields. Lieberman & Nowak has represented the Company in connection with certain intellectual property matters.
John D. Kavazanjian	50	Mr. Kavazanjian was elected as the Company's President and Chief Executive Officer effective July 12, 1999 and as a director on August 25, 1999. Prior to joining the Company, Mr. Kavazanjian worked for Xerox Corporation from 1994 in several capacities, most recently as Corporate Vice President, Chief Technology Officer, Document Services Group.
Joseph C. Abeles	86	Mr. Abeles, a founder of the Company, has been a director and Treasurer since March 1991. Mr. Abeles, formerly a director of Power Conversion, Inc., is a private investor and currently serves as a director emeritus of Intermagnetics General Corporation ("IGC") and Bluegreen Corporation (formerly Patten Corporation), and also currently serves as a director of a number of other companies.
Joseph N. Barrella	55	Mr. Barrella, one of the founders of the Company and a director, has held strategic positions throughout the Company's existence. Mr. Barrella has been Senior Vice President of Business Development since December 1998. Mr. Barrella has been involved in the development and manufacture of lithium batteries for more than 25 years. He holds a number of patents relating to lithium battery designs and has authored several publications relating to battery technology.

Carl H. Rosner	72	Mr. Rosner, a director of the Company since January 1992, is the Chairman of IGC. Mr. Rosner has been Chairman of IGC since its formation and was President and Chief Executive Officer until May 31, 1999.
Ranjit Singh	48	Mr. Singh has been a director of the Company since August 2000. He serves as a consultant to the software and mobile services industries. Most recently, he was President and Chief Operating Officer of ContentGuard, a spinoff of Xerox Corporation that is jointly owned with Microsoft. ContentGuard develops and markets digital property rights software. Before joining ContentGuard earlier in 2000, Mr. Singh worked for Xerox as a corporate Senior Vice President in various assignments related to software businesses. Mr. Singh joined Xerox in 1997, having come from Citibank where he was Vice President of Global Distributed Computing. Prior to that, he was a principal at two start-up companies and also held executive positions at Data General and Digital Equipment Corporation.
Patricia C. Barron	57	Ms. Barron has been a director of the Company since September 2000. Ms. Barron is a Professor at the Stern School of Business, New York University, where she focuses on issues of corporate governance, the role and responsibilities of Boards of Directors and leadership. Professor Barron teaches in the MBA and Executive Education programs, is on the Advisory Board of the Berkeley Center for Entrepreneurial Studies, and is a Senior Fellow of the Center for Digital Economy Research. In addition to her work at the Stern School, Professor Barron serves as a Director on the Boards of Aramark Corporation, and United Services Automobile Association. Prior to joining the Stern School, Professor Barron had a 28-year career in business. She was an Associate at McKinsey and Company and then moved to Xerox Corporation where she became a Corporate Officer and held the positions of Chief Information Officer, President, Office Products Division, and President, Xerox Engineering Systems.
Daniel W. Christman	58	Mr. Christman was appointed by the Board of Directors in August of this year to fill the vacancy left by Richard A. Hansen. He is currently the Executive Director of the Kimsey Foundation in Washington, D.C. Prior to that, he was Superintendent for the U.S. Military Academy in West Point, New York from 1996 until July 2001. He currently serves as a director of United Services Automobile Association, an insurance mutual corporation.

The Board of Directors has unanimously approved the above-named nominees for directors. The Board of Directors recommends a vote **FOR** all of these nominees.

BOARD OF DIRECTORS

The Board of Directors met five times during the fiscal year ended June 30, 2001. Except for Richard A. Hansen, during the fiscal year ended June 30, 2001, all of the members of the Board attended at least 75% of the aggregate of: (1) the total number of meetings of the Board (held during the period for which such person has been a director; and (2) the total number of meetings held by all committees of the Board on which such member served.

Each director receives a $750 monthly retainer as well as $750 for each Board meeting attended; subject to the provision that the meeting compensation is reduced by 50% if the director participates by conference call. In addition, each director receives an option at the end of each calendar quarter to purchase 1,500 shares of Common Stock. This option vests immediately with a term of five years from the date of grant and is granted at an exercise price equal to the closing price of the Common Stock on the date of grant. Effective February 24, 1999, the Board revised the Board compensation policy prospectively so that the $750 paid monthly and for each Board meeting attended is not paid to directors who are also employed by the Company. In addition, the Board has agreed to pay Mr. Lieberman at the rate of $15,000 per annum for acting as Chairman of the Board.

COMMITTEES OF THE BOARD

The Board has established three standing committees to assist it in carrying out its responsibilities: the Compensation and Stock Option Committee, the Audit Committee and the Executive Committee.

The members of the Compensation and Stock Option Committee are currently Joseph C. Abeles (Chair) and Patricia C. Barron. Richard A. Hansen was a member until he resigned as a director on June 29, 2001. The Compensation and Stock Option Committee has general responsibility for recommending to the Board remuneration for the Chairman and determining the remuneration of other officers elected by the Board, granting stock options and otherwise administering the Company's stock option plans, and approving and administering any other compensation plans or agreements.

The members of the Audit Committee are Carl H. Rosner (Chair), Ranjit Singh and Patricia C. Barron. This committee has oversight responsibility for reviewing the scope and results of the independent auditors' annual examination of the Company's financial statements, meeting with the Company's financial management and the independent auditors to review matters relating to internal accounting controls, the Company's accounting practices and procedures and other matters relating to the financial condition of the Company, and recommending to the Board of Directors the appointment of the independent auditors.

The members of the Executive Committee are Joseph C. Abeles (Chair), Arthur M. Lieberman, Carl H. Rosner and John D. Kavazanjian. This committee is responsible for overseeing such matters as the Board of Directors determines from time to time.

The Board does not have a Nominating Committee. The Board itself reviews and recommends qualified candidates to the Board for election as directors of the Company. The Board will consider persons whom stockholders recommend as candidates for election as Company directors. Stockholders may submit names of qualified candidates along with detailed information on their backgrounds to the Company's Secretary for referral to the Board for consideration.

Each committee member receives $500 for each committee meeting attended; subject to the provision that the meeting compensation is reduced by 50% if the committee member participates by conference call. In addition, each committee chair receives $2,500 per annum.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information regarding the beneficial ownership of shares of the Company's Common Stock as of September 30, 2001 by (i) each person known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock, (ii) each director and certain named executive officers of the Company, and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons named in this table have sole voting power with respect to all shares of Common Stock owned based upon information provided to the Company by the directors, officers and principal stockholders and their addresses are the address of the Company.

Name	Number of Shares Beneficially Owned	Percent Beneficially Owned (20)
State of Wisconsin Investment Board (1)	2,218,600	18.01%
Daeg Partners LLP (2)	1,659,830	13.47%
Intermagnetics General Corporation ("IGC") (3)	897,053	7.28%
Dimensional Fund Advisors Inc. (4)	727,300	5.90%
Ultralife Taiwan, Inc.(5)	700,000	5.68%
Joseph C. Abeles (6)	330,000	2.68%
Joseph N. Barrella (7)	297,000	2.41%
Daniel W. Christman (8)	1,500	*
John D. Kavazanjian(9)	248,500	2.02%
Arthur M. Lieberman(10)	114,900	*
Carl H. Rosner(11)	44,000	*
Ranjit Singh(12)	7,500	*
Patricia C. Barron (13)	10,200	*
Peter F. Comerford(14)	12,200	*
Eric R. Dix (15)	20,000	*
Robert W. Fishback (16)	13,000	*
William A. Schmitz (17)	12,300	*
Julius M. Cirin (18)	18,800	*
Nancy C. Naigle	0	*
All directors and executive officers as a group (19 persons)(19)	1,129,900	9.17%

*Less than 1%

1. With an address at P.O. Box 7842, Madison, Wisconsin 53707. Based on Amendment No. 6 to Form 13G filed August 10, 2001.

2. With an address at 100 Park Avenue, New York, New York 10017. Based on Form 13G filed September 5, 2001.

3. With an address at 450 Old Niskayuna Rd., Latham, NY 12210-0461. Based on Amendment No. 6 to Form 13D filed March 17, 2000. Includes 2,000 shares beneficially owned and options to purchase 42,000 shares which may be exercised within 60 days of September 30, 2001 by Carl H. Rosner. Mr. Rosner is the Chairman of Intermagnetics General Corporation ("IGC"). Therefore, IGC may be deemed to share voting and investment power with respect to the shares and shares issuable upon the exercise of options held by Mr. Rosner. IGC disclaims beneficial ownership of the shares and shares issuable upon the exercise of options owned by Mr. Rosner.

4. With an address at 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. Based on Form 13F filed June 30, 2001.

5. With an address at 2-3 Industry E. Rd II, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China. The Company owns approximately 41% of this venture and has the right to nominate half of the directors.

6. Includes 39,000 shares subject to options which may be exercised by Mr. Abeles within 60 days of September 30, 2001, 12,000 shares owned by Abeles Associates Inc. and 25,000 shares held by the estate of Mr. Abeles' spouse, as to which Mr. Abeles disclaims beneficial ownership. Excludes

853,053 shares beneficially owned by IGC. Mr. Abeles is a director emeritus of IGC and therefore may be deemed to share voting and investment power with respect to the shares held by IGC. Mr. Abeles disclaims beneficial ownership of the shares owned by IGC.

7. Includes 178,000 shares subject to options which may be exercised by Mr. Barrella within 60 days of September 30, 2001.

8. Includes 1,500 shares subject to options which may be exercised by Mr. Christman within 60 days of September 30, 2001.

9. Includes 243,500 shares subject to options which may be exercised by Mr. Kavazanjian within 60 days of September 30, 2001.

10. Includes 42,000 shares subject to options which may be exercised by Mr. Lieberman within 60 days of September 30, 2001 and 51,500 shares held by the Arthur M. Lieberman P.C. profit sharing plan.

11. Includes 42,000 shares subject to options which may be exercised by Mr. Rosner within 60 days of September 30, 2001. Does not include 853,053 shares owned by IGC. Mr. Rosner is the Chairman of IGC and therefore may be deemed to share voting and investment power with respect to the shares held by IGC. Mr. Rosner disclaims beneficial ownership of the shares owned by IGC.

12. Includes 7,500 shares subject to options which may be exercised by Mr. Singh within 60 days of September 30, 2001.

13. Includes 6,000 shares subject to options which may be exercised by Ms. Barron within 60 days of September 30, 2001.

14. Includes 11,200 shares subject to options which may be exercised by Mr. Comerford within 60 days of September 30, 2001.

15. Includes 20,000 shares subject to options which may be exercised by Mr. Dix within 60 days of September 30, 2001.

16. Includes 13,000 shares subject to options which may be exercised by Mr. Fishback within 60 days of September 30, 2001.

17. Includes 9,000 shares subject to options which may be exercised by Mr. Schmitz within 60 days of September 30, 2001 and 300 shares held by Mr. Schmitz' wife.

18. Includes 18,800 shares subject to options which may be exercised by Mr. Cirin within 60 days of September 30, 2001.

19. Includes 631,500 shares subject to options which may be exercised by the named directors and executive officers within 60 days of September 30, 2001. Does not include 853,053 shares owned directly by IGC, of which Mr. Rosner is the Chairman and Mr. Abeles a director emeritus, and does not include 700,000 shares owned by Ultralife Taiwan, Inc., a Taiwanese venture of which the Company owns 33%.

20. Based on 12,578,186 issued shares less 27,250 treasury shares and less 231,980 shares out of 700,000 shares owned by Ultralife Taiwan, Inc., a venture of which the Company owns approximately 33% and has the right to nominate half of the directors.

Section 16(a) Reporting

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than ten-percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company during the fiscal year ended June 30, 2001, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except as follows: (1) Ms. Patricia C. Barron was late in filing a Form 3 regarding her status as a reporting person; (2) Ms. Barron was late in reporting a purchase in March 2001; and (3) Mr. Abeles was late in reporting purchases made in March 2001.

EXECUTIVE COMPENSATION

The names of, and certain information with respect to the Company's executive officers who are not also directors, are presented on the following pages.

Name	Age	Present Principal Occupation and Employment History
Peter F. Comerford	44	Mr. Comerford was named Vice President of Administration and General Counsel on July 1, 1999 and was elected Secretary of the Company in December 2000. He joined the Company in May of 1997 as Senior Corporate Counsel and was appointed Director of Administration and General Counsel in December of that year. Prior to joining the Company, Mr. Comerford was a practicing attorney for approximately fourteen years having worked primarily in municipal law departments including the City of Niagara Falls, New York where he served as the Corporation Counsel. Mr. Comerford has a B.A. from the State University of New York at Buffalo, an MBA from Canisius College and a J.D. from the University of San Diego School of Law.
Eric R. Dix	43	Mr. Dix, currently Vice President and General Manager, Rechargeable Batteries, joined the Company as Vice President of Technology in February 1999. Before then, Mr. Dix worked for Micron Communications Corporation from October 1996, as Technical Marketing Manager and as Director, Battery Operations. From June 1995 until October 1996, Mr. Dix was Vice President, Marketing for Moltech Corporation, a lithium rechargeable battery company. Mr. Dix has an MBA from Santa Clara University and a B.S. in Chemistry from the University of Northern Iowa.
Robert W. Fishback	45	Mr. Fishback joined the Company in December 1998 as Corporate Controller. He became Vice President of Finance and Chief Financial Officer in October 1999. Prior to joining the Company, Mr. Fishback served as Controller-Shared Services for ITT Industries, a diversified manufacturing company, from 1997 to 1998. From 1995 to 1997, he was Director-Corporate Accounting for Goulds Pumps Inc., a manufacturer of industrial and commercial pumps. From 1983 to 1995, Mr. Fishback served in various managerial capacities in finance and operations with Frontier Corporation, a provider of local and long-distance telecommunications services. He is a CPA and has an MBA in finance from the State University of New York at

		Buffalo. His undergraduate degree in accounting is from Grove City College.
William A. Schmitz	39	Mr. Schmitz, currently Vice President and General Manager, Primary Batteries, joined the Company in December 1999 as Vice President, Manufacturing. Before this, Mr. Schmitz worked for Bausch & Lomb from 1985 to 1999 in several positions, most recently as Director, New Product Development in the Eyewear Division from 1995 to 1999. Mr. Schmitz has an M.S. in Operations Management from the University of Rochester and a B.S. in Mechanical Engineering from the Rochester Institute of Technology.
Julius M. Cirin	48	Mr. Cirin, a battery industry veteran and currently Vice President, Corporate Marketing, joined the Company as Director of Marketing in March 1991 at the Company's founding. Prior to this, Mr. Cirin served as Quality Assurance Manager for Eastman Kodak Company in the Ultra Technologies Division from 1986 to 1989. From 1979 to 1986, Mr. Cirin worked at Duracell USA in several product and process engineering, and quality management positions. Mr. Cirin has a B.S. in Marketing Management from St. John Fisher College in Rochester, New York.
Nancy C. Naigle	53	Ms. Naigle joined the Company in January of 2001 as Vice President of Worldwide Sales. Previously she was employed at Xerox Corporation for 20 years, most recently as Vice President, General Manager, Software Solutions Business Group after serving as Vice President, Sales and Marketing, Internet and Software Solutions. Ms. Naigle has both a B.A. and a Master's degree in English and Mathematics from the University of Texas in Arlington, and earned an MBA from the University of Dallas.

The individuals named in the following tables include, as of June 30, 2001, the Company's Chief Executive Officer and any other individual who served as Chief Executive Officer during the fiscal year ending June 30, 2001 and the four other most highly compensated executive officers of the Company whose salary and bonus exceeded $100,000 ("Named Executive Officers").

The following table sets forth information concerning the annual and long-term compensation of the Named Executive Officers for all services in all capacities to the Company and its subsidiary during the Company's fiscal years ended June 30, 2001, 2000 and 1999:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation: Salary($)	Bonus($)	Other Annual Compensation($) (1)	Long Term Compensation: Restricted Stock Awards ($)	Underlying Options/SARs	LTIP Payouts($)	All Other Compensation ($)
John D. Kavazanjian	2001	$299,998	$0	$27,001	$0	6,000	$0	$0
President and Chief Executive	2000	288,960	50,000	17,502	0	506,000	0	0
Officer	1999	---	---	---	---	---	---	---
Joseph N. Barrella	2001	$196,725	$0	$20,544	$0	6,000	$0	$0
Senior Vice President of	2000	172,439	0	37,427	0	56,000	0	0
Business Development	1999	170,389	0	37,593	0	6,000	0	0
Eric R. Dix	2001	$149,605	$0	$16,135	$0	75,000	$0	$0
Vice President and General	2000	127,616	0	22,665	0	50,000	0	0
Manager,	1999	43,846	0	3,607	0	25,000	0	0
Rechargeable Manufacturing								
Robert W. Fishback	2001	$129,423	$0	$13,616	$0	0	$0	$0
Vice President of Finance and	2000	101,202	10,000	14,700	0	25,000	0	0
Chief Financial Officer	1999	42,836	0	4,329	0	15,000	0	0
William A. Schmitz	2001	$124,647	$0	$15,620	$0	0	$0	$0
Vice President and General	2000	57,942	0	4,858	0	45,000	0	0
Manager,	1999	---	--	---	---	---	---	---
Primary Manufacturing								

(1) The amounts reported in this column are categorized in the following table.

	John D. Kavazanjian(1)	Joseph N. Barrella	Eric R. Dix(2)	Robert W. Fishback(3)	William A. Schmitz (4)
Insurance					
2001	$9,993	$13,320	$12,351	$9,871	$12,410
2000	11,040	11,425	10,465	8,175	4,858
1999	----	8,509	3,607	4,329	---
Automobile					
2001	$7,500	$0	$0	$0	$0
2000	6,000	7,824	0	4,000	0
1999	---	8,517	0	0	---
Directors Fees					
2001	$0	$0	$0	$0	$0
2000	0	13,187	0	0	0
1999	---	10,125	0	0	---
401(k) Plan(5)					
2001	$9,855	$7,862	$4,199	$4,149	$4,364
2000	462	4,991	1,059	2,525	0
1999	---	5,942	0	0	---

(1) Mr. Kavazanjian joined the Company in July 1999.

(2) Mr. Dix joined the Company in February 1999.

(3) Mr. Fishback joined the Company in December 1998.

(4) Mr. Schmitz joined the Company in December 1999.

(5) Represents the Company's matching grants to the employees' 401(k) Plan accounts for fiscal years ended June 30, 2001, 2000 and 1999.

The following table sets forth information concerning options granted to the Named Executive Officers during the Company's fiscal year ended June 30, 2001:

Option/SAR Grants in Last Fiscal Year

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)				
	Shares		% (11)	Price (12)	Exp Date	0% Stock Price	5% Stock Price	5% Dollar Gain (13)	10% Stock Price	10% Dollar Gain (13)
John D. Kavazanjian	1,500	(2)	0.49%	$10.06	9/29/05	$10.06	$12.84	$4,170	$16.21	$9,215
President and Chief Executive Officer	1,500	(3)	0.49%	5.50	12/29/05	5.50	7.02	2,279	8.86	5,037
	1,500	(4)	0.49%	6.94	3/30/06	6.94	8.85	2,875	11.17	6,353
	1,500	(5)	0.49%	6.50	6/29/06	6.50	8.30	2,694	10.47	5,952
Joseph N. Barrella	1,500	(6)	0.49%	$10.06	9/29/05	$10.06	$12.84	$4,170	$16.21	$9,215
Senior Vice President of	1,500	(7)	0.49%	5.50	12/29/05	5.50	7.02	2,279	8.86	5,037
Business Development	1,500	(8)	0.49%	6.94	3/30/06	6.94	8.85	2,875	11.17	6,353
	1,500	(9)	0.49%	6.50	6/29/06	6.50	8.30	2,694	10.47	5,952
Eric R. Dix Vice President and General Manager Rechargeable Batteries	75,000	(10)	4.88%	$7.38	12/5/06	$7.38	$9.89	$188,115	$13.07	$426,770

1. There is no assurance that the value realized by an employee will be at or near the amount estimated using this model. These amounts rely on assumed future stock price movements that cannot be predicted accurately.
2. Vested on the date of grant, September 29, 2000.
3. Vested on the date of grant, December 29, 2000.
4. Vested on the date of grant, March 30, 2001.
5. Vested on the date of grant, June 29, 2001.
6. Vested on the date of grant, September 29, 2000.
7. Vested on the date of grant, December 29, 2000.
8. Vested on the date of grant, March 30, 2001.
9. Vested on the date of grant, June 29, 2001.
10. Granted on December 5, 2000, with options to purchase 15,000 shares each vesting on December 5, 2001, 2002, 2003, 2004, and 2005, respectively.
11. 307,100 total number of options were granted to employees.
12. Fair market value of stock at date of grant.
13. Fair market value of stock at end of actual option term assuming annual compounding at the stated rate, less the option price.

The following table sets forth certain information concerning the number of shares of Common Stock acquired upon the exercise of stock options during the Company's fiscal year ended June 30, 2001 and the number and value at June 30, 2001 of unexercised stock options to purchase shares of Common Stock held by the Named Executive Officers.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable(1)
John D. Kavazanjian President and Chief Executive Officer	0	$0	152,000/360,000	$189,493/$472,320
Joseph N. Barrella Senior Vice President of Business Development	0	$0	173,000/60,000	$1,500/$0
Eric R. Dix Vice President and General Manager, Rechargeable Batteries	0	$0	20,000/130,000	$13,750/$20,625
Robert W. Fishback Vice President of Finance and Chief Financial Officer	0	$0	11,000/29,000	$11,874/$30,621
William A. Schmitz Vice President and General Manager, Primary Manufacturing	0	$0	9,000/36,000	$1,500/$6,000

(1) Market value of Company's Common Stock at exercise or year-end, minus the exercise price.

The Company has no long-term incentive plan. Consequently, there have been no qualifying awards during the fiscal year ended June 30, 2001. Also, the Company has no employee pension plans to which it makes contributions, except as described below under "401(k) Plan".

Employment Arrangements

In connection with the hiring of Mr. Kavazanjian as the Company's President and Chief Executive Officer effective July 12, 1999, the Company agreed to pay him a salary of $300,000 per annum and a signing bonus of $50,000. Additionally, the Company granted Mr. Kavazanjian an option to purchase 500,000 shares of Common Stock for $5 3/16 per share, exercisable until July 12, 2005. The option vests 50,000 shares at issue and 90,000 shares on July 12, 2000, 2001, 2002, 2003 and 2004. The Company agreed that if it terminated Mr. Kavazanjian during the first three years of employment, except for cause, Mr. Kavazanjian will be entitled to one year's severance. In addition, any options which otherwise would vest at the next annual date after termination will vest on the termination date.

In December of 2000, as an inducement to employment, the Company granted Mr. Dix an option to purchase 75,000 shares of Common Stock for $7.38 per share, exercisable until December 5, 2006. The option vests 15,000 shares on December 5, 2001, 2002, 2003, 2004 and 2005. The Company agreed that if it terminated Mr. Dix, except for cause, Mr. Dix will be entitled to one year's severance. In addition, any options which otherwise would vest at the next annual date after termination will vest as scheduled, and all vested options will be exercisable within one year after termination.

In addition to the above compensation, in accordance with the Company's revised Board compensation policy, each outside Board member receives a $750 monthly retainer as well as $750 for each Board meeting attended; subject to the provision that the meeting compensation is reduced by 50% if the director participates by conference call. In addition, commencing June 30, 1993, each director receives an option, at the end of each calendar quarter to purchase 1,500 shares of Common Stock. This option is granted to each director on the last day of the calendar quarter. It vests immediately with a term of five years from the date of grant and is granted at a purchase price equal to the closing price of the Common Stock on the date of grant.

401(k) Plan

The Company established a profit sharing plan under Sections 401(a) and 401(k) of the Code (the "401(k) Plan"), effective as of June 1, 1992. The 401(k) plan was amended effective as of January 1, 1994. All employees in active service who have completed 1,000 hours of service or were participating in the 401(k) Plan as of January 1, 1994, not otherwise covered by a collective bargaining agreement (unless such agreement expressly provides that those employees are to be included in the 401(k) Plan), are eligible to participate in the 401(k) Plan. Eligible employees may direct that a portion of their compensation, up to a maximum of 17% (in accordance with all IRS limitations in effect on January 1, 1998) be withheld by the Company and contributed to their account under the 401(k) Plan.

In April 1996, the Board of Directors authorized a Company matching contribution up to a maximum of 1 ½% of an employee's annual salary for the calendar year ended December 31, 1996 and 3% for subsequent calendar years. In January 2001, the matching contribution was raised to a maximum of 4%. The Company made contributions of $172,857, $157,422 and $249,912, for the fiscal years ending June 30, 1999, 2000 and 2001, respectively.

All 401(k) contributions are placed in a trust fund to be invested at the trustee's discretion, except that the Company may designate that the funds be placed and held in specific investment accounts managed by an investment manager other than the trustee. Amounts contributed to employee accounts by the Company or as compensation reduction payments, and any earnings or interest accrued on employee accounts, are not subject to federal income tax until distributed to the employee, and may not be withdrawn (absent financial hardship) until death, retirement or termination of employment.

REPORT OF COMPENSATION AND STOCK OPTION COMMITTEE CONCERNING EXECUTIVE COMPENSATION

Overview

Compensation determinations are made by the Company's Compensation and Stock Option Committee. The Company seeks to provide executive compensation that will support the achievement of the Company's financial goals while attracting and retaining talented executives and rewarding superior performance.

The Company seeks to provide an overall level of compensation to the Company's executives that is competitive within the Company's industry and with other companies of comparable size and complexity. Compensation in any particular case may vary from the industry average on the basis of annual and long-term Company performance as well as individual performance. The Compensation and Stock Option Committee will exercise its discretion to set compensation where, in its judgment, external, internal or individual circumstances warrant it.

In general, the Company compensates its executive officers through a combination of salary and stock option awards. Additionally, the Company's executives are eligible to participate in or receive benefits under an employee benefit plan made available by the Company to its executives and/or employees.

Salary

Of the primary elements of executive compensation set forth above, salary is the least affected by the Company's performance, although it is very much dependent on individual performance. The Company believes that salaries paid to its executives are competitive with industry norms. The salary levels and annual increases of all executive officers of the Company must be approved by the Compensation and Stock Option Committee. Salary levels for executives are determined by progress made in the operational and functional areas for which they are responsible as well as the overall profitability of the Company.

Executives' salaries are reviewed annually. The timing and amount of any increase to executives both depend upon (i) the performance of the individual and, to a lesser extent, (ii) the financial performance of the Company.

Stock Options

Stock options are designed to provide long-term incentives and rewards, tied to the price of the Company's Common Stock. Given the vagaries of the stock market, stock price performance and financial performance are not always consistent. The Compensation and Stock Option Committee believes that stock options, which provide value to the participants only when the Company's stockholders benefit from stock price appreciation, are an appropriate complement to the Company's overall compensation policies. Plan as well as non-plan awards are made to executive officers of the Company. The decision to award stock options to an executive is based upon such considerations as the executive's position with the Company and is designed to be competitive for individuals at that level. The Compensation and Stock Option Committee administers the Company's stock option plans and non-plan stock options to executives of the Company.

Employee Benefit Plans

Executives of the Company are each entitled to participate in or receive benefits under any pension plan, profit-sharing plan, life insurance plan, health insurance plan or other employee benefit plan made available by the Company to its executives and employees. Currently, the Company provides medical insurance for its executive officers and has established the 401(k) Plan. All executive officers and employees are eligible to participate in the 401(k) Plan.

Chief Executive Officer

Mr. Kavazanjian joined the Company in July 1999, entering into an employment agreement with the Company, the principal terms of which are described earlier in this Proxy Statement. In reviewing the performance of the Chief Executive Officer, the Compensation and Stock Option Committee considers the scope and complexity of his job during the past year, progress made in planning for the future development and growth and return on assets of the Company.

Compensation and Stock Option Committee

Joseph C. Abeles
Patricia C. Barron

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Company's Compensation and Stock Option Committee, currently consisting of Mr. Abeles and Ms. Barron, deliberate on issues concerning executive compensation. Richard A. Hansen was a member until he resigned as a director on June 29, 2001. Mr. Abeles acts as the Company's Treasurer. Mr. Abeles is a director emeritus of IGC and a member of IGC's Compensation Committee.

PERFORMANCE GRAPH

The following graph compares the cumulative return to holders of the Company's Common Stock for the period commencing June 30, 1996 through the fiscal year ended June 30, 2001 with the NASDAQ National Market Index and the NASDAQ Electrical Components Index for the same period. The comparison assumes $100 was invested on June 30, 1996 in the Company's Common Stock and in each of the comparison groups, and assumes reinvestment of dividends. The Company paid no dividends during the comparison period.



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Elect. Components

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is composed of independent directors and operates under a written charter adopted by the Audit Committee and the Board. A copy of the Audit Committee's charter is attached to this Proxy Statement as Appendix A.

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal controls. Arthur Andersen LLP, the independent accountants for the Company, is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee acts only in an oversight capacity. The Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent auditors, who, in their report, express an opinion on the conformity of the Company's annual financial statements to generally accepted accounting principles.

In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 "Communication With Audit Committees".

The independent accountants provided to the Audit Committee the written disclosures required by the Independence Standards Board Standard No. 1 "Independence Discussion With Audit Committees". The Audit Committee discussed with the accountants the accountants' independence.

The Audit Committee discussed with the Company's independent accountants the plans for their audit. The Audit Committee met with the independent accountants, with and without management present, and discussed the results of their examinations, their evaluations of the Company's internal controls, and the quality of the Company's financial reporting.

In reliance on these reviews and discussions, and the report of the independent auditors, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2001, for filing with the Securities and Exchange Commission.

The following fees were paid to Arthur Andersen LLP for services rendered in fiscal 2001:

Audit Fees – The aggregate fees billed by Arthur Andersen LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended June 30, 2001, and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for that fiscal year, were $99,000.

Financial Information Systems Design and Implementation Fees – Arthur Andersen LLP did not render professional services relating to financial information systems design and implementation for the fiscal year ended June 30, 2001.

All Other Fees – The aggregate fees billed by Arthur Andersen LLP for services rendered to the Company, other than the services described above for the fiscal year ended June 30, 2001 were $51,000. The vast majority of these fees relate to tax preparation fees and certain financial advisory services in support of the Company.

The Audit Committee has reviewed the above fees for non-audit services and believes such fees are compatible with the independent accountants' independence.

The Audit Committee has recommended to the Board, and the Board has approved, the election of Arthur Andersen LLP as the Company's independent accountants for fiscal 2002.

Carl H. Rosner, Chair
Patricia C. Barron
Ranjit Singh

PROPOSAL 2
APPROVE AND RATIFY AUDITORS

The firm of Arthur Andersen LLP, certified public accountants, served as the independent auditors of the Company for the fiscal year ended June 30, 2001. In addition to the audit of the June 30, 2001 financial statements, the Company engaged Arthur Andersen LLP to perform certain services for which it was paid professional fees. The Audit Committee of the Board of Directors considered the possible effect of such professional services on the independence of Arthur Andersen LLP and approved such services prior to their being rendered.

The Board of Directors has selected Arthur Andersen LLP as the Company's independent auditors for the fiscal year ending June 30, 2002. This selection will be presented to the stockholders for their approval at the Meeting. The Board of Directors recommends a vote in favor of the proposal to approve and ratify this selection, and the persons named in the enclosed proxy (unless otherwise instructed therein) will vote such proxies **FOR** this proposal. If the stockholders do not approve this selection, the Board of Directors will reconsider its choice.

The Company has been advised by Arthur Andersen LLP that a representative will be present at the Meeting and will be available to respond to appropriate questions. In addition, the Company intends to give such representative an opportunity to make any statements if he or she should so desire.

The Board of Directors recommends a vote in favor of the proposal to approve and ratify the selection of Arthur Andersen LLP as the Company's independent auditors for the fiscal year ending June 30, 2002, and, unless otherwise indicated therein, the shares represented by the enclosed properly executed proxy will be voted **FOR** such proposal.

Other Matters

The Board of Directors does not intend to present, and has not been informed that any other person intends to present, any matters for action at the Meeting other than those specifically referred to in this proxy statement. If any other matters properly come before the Meeting, it is intended that the holders of the proxies will act in respect thereof in accordance with their best judgment.

In order to be eligible for inclusion in the Company's proxy materials for the next year's Annual Meeting of Stockholders, any stockholder proposal (other than the submission of nominees for directors) must be received by the Company at its principal offices not later than the close of business on June 27, 2002.

A representative of Arthur Andersen LLP, the Company's principal accountant, plans to be present at the Meeting, will have the opportunity to make a statement, and is expected to be available to respond to questions.

The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, as filed with the SEC, is included in the Annual Report to Stockholders which accompanies this Proxy Statement.

October 26, 2001

By Order of the Board of Directors
Arthur M. Lieberman
Chairman of the Board of Directors

Appendix A

Ultralife Batteries, Inc.

Audit Committee of the Board of Directors

I. Purpose

The primary function of the Audit Committee ("Committee") is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial information of Ultralife Batteries, Inc. and its subsidiaries (the "Company") which will be provided to stockholders and others; adequacy of the systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee should encourage management to engage in continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels.

Generally, the Committee's primary duties and responsibilities are to: (a) serve as an independent and objective party to monitor the Company's financial reporting processes and internal control systems, (b) review and appraise the audit efforts of the Company's independent accountants and its internal accounting staff, (c) review and monitor areas of risk that could have a material impact on the Company, and (d) provide an open avenue of communication among the independent accountants, financial and senior management, and the Board of Directors.

II. Membership Requirements

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent. An Independent Director shall refer to a person other than an officer or employee of the Company or its subsidiaries or any other person having a relationship, which in the opinion of the Company's directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a member of the Audit Committee. The following persons shall NOT be considered an Independent Director:

a) a director employed by the Company for the current year and any of the past three years;

b) a director who accepted from the Company $60,000 during the previous fiscal year, *other than* (i) compensation for board service, (ii) benefits under a tax-qualified retirement plan or (iii) benefits under non-discretionary compensation;

c) a director who is a member of the immediate family of an individual who, over the last three years was employed by the Company as an executive officer. Immediate family, as used herein includes: spouse, parents, siblings, children, mother and father in-laws, brother and sister-in-laws, son and daughter-in-laws and anyone who resides in the home of such individual;

d) a director who is a partner in, a controlling shareholder of, or an executive officer of any for-profit corporation to which the Company made or received as payments (other than in the form of equity investments) an amount that exceeded 5% of the

e) Company's consolidated gross revenues for that year or $200,000, whichever is more, in any of the past three years; and

f) a director who is employed as an executive of another entity where any of the Company's executives serve on that entity's compensation committee.

The Committee may, under exceptional and limited circumstances, act in the best interests of the Company and its stockholders by appointing a Committee member who is not an Independent Director, provided however, the member shall not be a current employee or an immediate family member of an employee. In such an instance, the Board shall disclose in its annual proxy statement the nature of the relationship and the reason(s) for appointing such individual as a Committee member.

All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. In carrying out their Audit Committee responsibilities, members of the Committee are not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

The members of the Committee shall be elected by the Board at the Company's Annual Meeting of the Board or until their successors shall be duly elected and qualified. The Committee will be chaired by an Independent Director appointed by the Board.

III. Duties and Responsibilities

The Audit Committee's duties and responsibilities are as follows:

a) Review and reassess the adequacy of the Committee's charter and the actions of the committee in fulfilling its charter on an annual basis.

b) Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company and its subsidiaries, with the understanding that the independent auditors are ultimately accountable to the Board and the Audit Committee.

c) Meet with independent auditors and financial management of the Company to review the scope and associated fees of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

d) Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

e) Review with the independent auditors and the Company's financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the Committee periodically should review Company policy statements to determine their adherence to an appropriate code of conduct.

f) Review the scope and results of the Company's internal audit plans and procedures.

g) Provide sufficient opportunity for the internal and independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditor's evaluation of the Company's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

h) Ensure that the Committee receives a formal written statement from the independent auditor delineating all relationships between the auditor and the Company regarding any relationships or services that would potentially impact the independence or objectivity of the auditor. The Committee shall take, or recommend that the full Board take, any appropriate action to oversee the independence of the independent auditor.

i) Review and monitor the status of contingent liabilities (including legal proceedings and tax status), legislative and regulatory developments, and other areas of risk that could materially impact the Company.

j) Direct and supervise investigations into matters within the scope of the Committee's duties.

k) Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

l) Carry out such other duties and responsibilities as may be assigned to the Committee by the Board.